04033536

P.E.
12-31-03

INTER PARFUMS INC

2003 ANNUAL REPORT

CONTENTS

contents

2 Financial Highlights

4 Letter to Shareholders

8 The Company

12 The Products

16 The Organization

18 Management's Discussion and Analysis of Financial Condition and Results of Operations

24 Financial Statements

34 Independent Auditors Reports

36 Corporate and Market Information



FINANCIAL HIGHLIGHTS

financial highlights

(In thousands, except per share amounts)

	2003	2002	2001	2000	1999
Net sales	$ 185,589	$ 130,352	$ 112,233	$ 101,582	$ 87,140
Cost of sales	$ 93,024	$ 69,760	$ 57,887	$ 51,873	$ 45,325
Selling, general and administrative expenses	$ 66,572	$ 43,072	$ 39,624	$ 37,509	$ 31,965
Income before income taxes and minority interest	$ 26,632	$ 17,581	$ 15,456	$ 13,539	$ 9,868
Net income	$ 13,837	$ 9,405	$ 8,119	$ 6,589[1]	$ 4,828
Net income per diluted share[2]	$ 0.69	$ 0.47	$ 0.41	$ 0.34	$ 0.26
Weighted average number of diluted shares outstanding[2]	20,116	19,948	19,936	19,501	18,233
Working capital	$ 115,970	$ 83,828	$ 68,204	$ 57,688	$ 53,390
Total assets	$ 194,001	$ 129,370	$ 102,539	$ 94,571	$ 87,223
Long-term debt	$ 0	$ 0	$ 1,366	$ 1,417	$ 1,531
Shareholders' equity	$ 104,916	$ 80,916	$ 65,091	$ 55,061	$ 52,361

[1] *Includes nonrecurring charges aggregating $0.6 million and a gain of $0.6 million, all after taxes and minority interest. The charges represent an accrual for exposure relating to pending litigation of $0.2 million and a potential tax assessment of $0.4 million. The gain represents a realized gain on the sale of marketable securities.*
[2] *Adjusted for 3:2 stock splits (50% stock dividends) paid in June 2000 and September 2001.*

(In millions)



$4.8
$6.6
$8.1
$9.4
$13.8
1999
2000
2001
2002
2003

Net Income



$87.1
$101.6
$112.2
$130.4
$185.6
1999
2000
2001
2002
2003

Net Sales



$52.4
$55.1
$65.1
$80.9
$104.9
1999
2000
2001
2002
2003

Shareholders' Equity

DIANE von FURSTENBERG BEAUTY



LETTER TO SHAREHOLDERS

Letter to Shareholders

The year ended December 31, 2003 marked our fourth consecutive record year and set the stage for further gains in 2004. Recapping some of the past year's most notable achievements:

FINANCIAL HIGHLIGHTS OF 2003 COMPARED TO 2002

- Net sales rose 42% to $185.6 million from $130.4 million; at comparable foreign currency exchange rates, net sales were up 31% for the year.
- Gross margin was 50% compared to 46% in 2002, ahead of our gross margin target range of 45% to 46%.
- S,G&A expense as a percentage of sales rose to 36% from 33% in 2002, corresponding to the sharp increase in prestige fragrance sales.
- Net income increased 47% to $13.8 million or $0.69 per diluted share from $9.4 million or $0.47 per diluted share.
- We continued to strengthen our balance sheet, which at year-end included $59 million in cash and no long-term debt.

Other Highlights of 2003

- We executed more new prestige product launches and geographic roll-outs than in any other year in our history.
- We added a new platform, prestige cosmetics, to our product mix.
- We set the stage to enter a very fast paced growth sector, men's skin care.
- We achieved greater shareholder recognition for our accomplishments with features in Business Week and Investor's Business Daily, along with dramatically improved liquidity and shareholder value.

In 2003, as noted above, our ambitious new product launch schedule for prestige products drove most of our growth in net sales. As a result, prestige product sales rose 61% over 2002 levels and represented approximately 76% of total sales. Mass market sales grew compared to 2002, particularly in the first half of the year, but only 4% on an annualized basis. Although emphasis on higher-end merchandise is likely to continue in 2004, it is worth noting that our product mix is somewhat fluid, best illustrated by the comparison of one year earlier, when 2002 prestige and mass market sales rose 13% and 27%, respectively, over 2001 levels.

The gain in our gross margin in 2003 was primarily due to the greater proportion of prestige product sales, where cost of goods sold is relatively low. On the other hand, prestige product sales require greater selling, general and administrative expense than mass market product sales.

Strenthening Balance Sheet and Rising Dividend Rate

Having a strong balance sheet gives us financial flexibility and possibly a competitive advantage. We are invited to look at business ventures, from new licenses to acquisitions, where less well-capitalized companies may not. It allows us to move quickly when needed, without seeking lender approval. Most importantly, we are able to fund our internal growth. Despite our accelerated growth rate and resources required to achieve it, we closed the year with $59 million in cash or just over $20 million more than at the beginning of 2003. Year-end working capital was $116 million, up from $84 million at the start of the year. Our working capital ratio at the end of 2003 was 2.7 to 1 and there is no long-term debt on our books. Since we began paying quarterly dividends in 2002, our Board of Directors increased the quarterly payout by 33.3% for 2003 and by another 50% for 2004 to $0.03 per quarter, which should be even more attractive to investors today under the new 15% U.S. tax rate on qualifying dividends.

BUILDING OUR PRESTIGE BUSINESS

Our largest and most significant prestige fragrance brand license is Burberry. We've capitalized on the brand's distinctive international recognition and its broad appeal. Since the launch of the first fragrance, Burberry London in 1995, three more fragrance families have been introduced, Burberry WeekEnd ('97) and Burberry Touch ('00), and in the third quarter of 2003 Burberry Brit for women.

Burberry Brit for women is turning out to be our most widely distributed and best selling fragrance. The sales gains in the second half of '03 were in great part due to the successful initial launches of Burberry Brit into the U.K., U.S., Spain, France and Italy. The rollout of Burberry Brit for women has continued in the rest of Europe, Asia, South America and the Middle East. We have frequently noted that new products are the catalyst for growth, however, the strength of the Burberry brand resulted in sales gains by all three older Burberry fragrance families noted above.

S.T. Dupont, best known for high-end watches, pens, lighters, and traditional men's wear, is repositioning the brand, drawing upon its rich past as a springboard to become a global luxury lifestyle brand. Building upon its time-honored reputation for workmanship, creativity and quality, S.T. Dupont's plans call for expanding brand recognition beyond Europe and Asia, which together account for about 85% of S.T. Dupont sales. The brand's five-year plan includes greater U.S. market penetration, which bodes well for Inter Parfums. The success of a fragrance follows the recognition of the parent brand, therefore our S.T. Dupont fragrance distribution has been focused in Europe and Asia, but that could change over the next sev-

Letter to Shareholders

eral years.

In the spring of '04, we are adding a new member to the S.T. Dupont fragrance family for men and women called L'Eau de S.T. Dupont, enlarging the fragrance franchise that now includes S.T. Dupont Essence Pure and S.T. Dupont Paris.

Preeminent British designer Paul Smith has become a style and merchandising phenomenon, having begun his career in fashion over 30 years ago. Winner of two 2003 British Style Awards, his fashions are sold in the finest stores around the world as well as in Paul Smith stores in England, Paris, Milan, New York, Hong Kong, Singapore, Taiwan, the Philippines, Korea, Kuwait, U.A.E. - and over 200 throughout Japan. Beyond apparel, there are shoes, accessories, watches, pens, and a broad array of products for the home that bear the designer's fashion sensibility and name.

In the second half of 2003, we launched Paul Smith Extreme, debuting three years after the arrival of Paul Smith's signature fragrance. In the summer of 2004, we are adding still another fragrance collection, Paul Smith London, with products for men and women.

In late 1999, Inter Parfums and Louis Vuitton Moet Hennessey, the world's largest luxury goods company, forged a strategic alliance. Two LVMH executives sit on our Board of Directors and as of December 31, 2003, LVMH, through a subsidiary, owned approximately 18% of our outstanding shares. This alliance has proven to be extremely beneficial in many ways, notably Inter Parfums is the fragrance licensee of two LVMH designers, Christian Lacroix and Celine. We have also gained greater recognition among our industry peers, fashion designers, retailers, prospective business partners and other potential licensors, as a result of this association.

Christian Lacroix ranks among the world's most influential fashion designers, best known for lavish fabrics, vivid color, and inventive design. Capitalizing upon on Lacroix's reputation and branding of a wide range of luxury products, we have built fragrance families and seasonal fragrances. Christian Lacroix Bazar eau de perfume for women and eau de toilette for men which launched in early 2002 have companion bath products, lotions, deodorant, body shampoo, and after shave accessories. As we did in 2003 when we debuted an alcohol-free version of Bazar for the warmer months, we are bringing still another Christian Lacroix seasonal fragrance to market in 2004. The Lacroix fragrance portfolio also includes Christian Lacroix Eau Florale.

Celine, our second license under our LVMH alliance, is one of the most trendy names in luxury and fashion, whose estimated sales growth according to a recent issue of WWD is 30%. We are playing an important role in Celine's strategy of developing dynamic brand recognition by offering a range of luxury items to an international clientele. Celine Sensual Summer is launching in 2004 as the seasonal successor to our 2003 limited edition, warm weather scent called Oriental Summer. Our initial product line, Celine Pour Femme and Celine Pour Homme which debuted in the fourth quarter of 2001, remains in the line which includes companion bath products. Now in the works for 2005 is an entirely new Celine fragrance family for men and women.

Diane von Furstenberg is an American design and merchandising superstar, whose style and business know-how helped create the beauty and fragrance lines that bear her name. We entered into a licensing agreement with Diane von Furstenberg in 2002 and by the fall of 2003, we launched our first-ever prestige cosmetics line and new fragrance D. Diane von Furstenberg Beauty made its debut at New York's Henri Bendel, followed by distribution in about 30 doors at high-end specialty stores in the U.S. and Canada, as well as at the designer's boutiques in New York, Miami and London. Distribution is expanding in 2004. DvF Beauty is now available on www.sephora.com, and select Sephora stores in the U.S. will carry the line later in the year.

In April 2004, our Paris-based subsidiary, Inter Parfums S.A., acquired a 64% interest in Nickel S.A. Founded in 1996, Nickel produces and sells a complete line of high-end skin care products for men. According to recent industry research, the men's skin care sector is expected to grow by 67% to a $1 billion market by 2008. Nickel's products are sold in prestige department and specialty stores in France (500 outlets), throughout the remainder of Western Europe (900 outlets) and in the U.S. (300 outlets), as well as through Nickel men's spas in Paris, New York, and San Francisco. For the twelve months ended March 2004, Nickel's sales were nearly $6 million, a 50% increase over the previous year. This transaction, which marks our official entry into prestige skin care, is the foundation upon which we may build a larger skin care business.

MASS MARKET PRODUCTS

Mass Market Fragrances

When we established our business in 1988, we were young entrepreneurs with limited financial resources. We decided our entrée into the personal care business would be mass market fragrances, where success did not require costly advertising and promotion. Outsourcing production, we created a line dominated by alternative designer fragrances ("ADFs"), low priced versions of high-end fragrances aimed at the budget conscious consumer. Our ADFs appeal to customers seeking an upscale aura of the world's most famous designers and celebrity brands, but are able to spend $3.00 not $30.00 to $200.00 for their fragrances. What we do is create ADF products based on best selling new high-end fragrances, and attempt to get to market before the competition. Our sales of ADFs experienced a surge in late '02 and early '03, following the May 2002 acquisition of certain mass market fragrance brands, intellectual property and trademarks of a former competitor, out of bankruptcy.

Intimate Health and Beauty Aids

Our entry into the health and beauty aids business in 2001 added an important dimension to our mass market program. Our principal brand is Intimate, a former Revlon property, and we now have a wide range of haircare, skincare, baby and deodorant products such as shampoos, conditioners, hair mousses, lotions and baby oils which are predominantly sold into the dollar store market. This business is doing well, as we grow the product line and our customers add doors to their chains.

Aziza Cosmetics

We started our mass market cosmetics business in 1995 when we acquired the Aziza brand from Unilever. Aziza cosmetics are targeted toward the budget conscious consumer, through the use of eye-catching packaging, low suggested retail prices, and widespread distribution to approximately 15,000 mass market outlets and discount chains. Rather than relying on close-outs, these chains have a reliable replicable stocking source for Aziza and many have planogrammed Aziza into their selling space. Today, the Aziza line has a comprehensive range of eye make-up, foundations, blushes, lipsticks and lip pencils, nail polish as well as grooming implements.

OUR GUIDING BUSINESS PRINCIPALS

With four years of record financial results under our belt, we believe that our business model thrives in periods of strong economic growth and produces considerable gains in sales and profits during economic downturns. Organization, planning, execution, and emphasis on individual responsibility are the principals that drive our business. The following is a summary of our guiding business principals:

- We build upon our existing portfolio of prestige fragrance names through brand extensions and new product launches.
- We selectively expand our prestige brand portfolio with new licenses.
- Our distribution and advertising are focused in geographic regions where the brand has strong recognition and a loyal following. Similarly, our new product launches are done incrementally over several months and regions.
- Our advertising and promotional budgets are based upon sales. When new products show early signs of success, we enlarge the budget to keep sales momentum going.
- We acquire, in whole or in part, businesses that expand the scope of our operation or form the foundation for our entry into tangential business, as we have with skin care.
- We develop new mass market product lines and enlarge existing ones, to push more product through existing channels.
- Diversification is an important element in our strategy – from the 120 countries where our products are sold to our mix of prestige and mass market merchandise.
- We don't own manufacturing facilities; rather we act as general contractor, directing all phases of design and production. Inter Parfums outsources the capital-intensive aspects, including the manufacture of components, filling, and packaging.

2004 – WORKING TOWARD ANOTHER RECORD YEAR

As the two largest Inter Parfums shareholders, our interests are identical to those of individual and institutional shareholders, enhancing shareholder value. We feel that is best accomplished by continuing to profitably grow the Company while maintaining a pristine balance sheet.

As of this writing, we have set our 2004 sales and net income targets at $222 million and $15.8 million, assuming the dollar remains at April 2004 levels. That would make 2004 our fifth consecutive record year. We have a strong brand portfolio, additional platforms on which to build the scope of our business, a new product schedule that extends into 2005, a balance sheet that gives us the flexibility to pursue expansion opportunities, and a highly dedicated and talented staff who deserve most of the credit for making 2003 the success that it was.



Jean Madar	***Philippe Benacin***
Chief Executive Officer,	*President,*
Chairman of the	*Vice Chairman of the*
Board of Directors	*Board of Directors*


BURBERRY
TOUCH
FOR WOMEN
BURBERRY
TOUCH
FOR MEN

the company



We are Inter Parfums, Inc., a world-wide provider of prestige perfumes and mass market perfumes, cosmetics and health and beauty aids. Organized under the laws of the State of Delaware in May 1985 as Jean Philippe Fragrances, Inc., we changed our name to Inter Parfums, Inc. on July 14, 1999, to better reflect our image as a provider of prestige perfumes. We have also retained the brand name, Jean Philippe Fragrances, for our mass market products.

Our worldwide headquarters and the office of our two (2), wholly-owned, New York limited liability companies, Jean Philippe Fragrances, LLC and Inter Parfums USA, LLC, are located at 551 Fifth Avenue, New York, New York 10176, and our telephone number is 212.983.2640. Our consolidated wholly-owned subsidiary, Inter Parfums Holdings, S.A., its majority-owned subsidiary, Inter Parfums, S.A., and its two (2) wholly-owned subsidiaries, Inter Parfums Grand Public, S.A., and Inter Parfums Trademark, S.A., maintain executive offices at 4, Rond Point des Champs Elysees, 75008 Paris, France. Our telephone number in Paris is 331.5377.0000.

Our common stock is listed on The Nasdaq Stock Market (National Market System) and its trading symbol is "IPAR" and we are considered a "controlled company" under the applicable rules of The Nasdaq Stock Market. The common shares of our subsidiary, Inter Parfums S.A., are traded on the Paris Stock Exchange.

We maintain our internet website at www.interparfumsinc.com which is linked to the SEC Edgar database. You can obtain through our website, free of charge, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange as soon as reasonably practicable after we have electronically filed with or furnished them to the SEC.

We operate in the fragrance and cosmetic industry, specializing in prestige perfumes, mass market perfumes, cosmetics and health and beauty aids:

- Prestige products - For each prestige brand, owned or licensed by us, we develop an original concept for the perfume or cosmetic line consistent with world market trends.
- Mass market products - We design, market and distribute inexpensive fragrances and personal care products including alternative designer fragrances, mass market cosmetics and health and beauty aids.

We have also previously disclosed that our Paris-based subsidiary, Inter Parfums S.A., has acquired a 64% interest in Nickel S.A. for approximately $5.6 million in cash in April 2004.

PRODUCTION AND SUPPLY

The stages of the development and production process for all fragrances are as follows:

- Simultaneous discussions with perfume designers and creators (includes analysis of esthetic and olfactory trends, target clientele and market comunication approach);
- Concept choice;
- Produce mock-ups for final acceptance of bottles and packaging;
- Receive bids from component suppliers (glass makers, plastic processors, printers, etc.) and packaging companies;
- Choose our suppliers;
- Schedule production and packaging;
- Issue component purchase orders;
- Follow quality control procedures for incoming components; and
- Follow packaging and inventory control procedures.

Suppliers who assist us with product development include:

- Independent perfumery design companies (Federico Restrepo, Fabien Baron, Aesthete, Ateliers Dinand);
- Perfumers (IFF, Firmenich, Créations Aromatiques, Robertet, Quest, Givaudan,Wessel Fragrances) which create a fragrance consistent with our expectations and, that of the fragrance designers and creators;
- Contract manufacturers of components such as glassware (Saint Gobain, Saverglass, Pochet, Nouvelles Verreries de Momignie), caps (MT Packaging, Codiplas, Risdon, Newburgh) or boxes (Printor Packaging, Draeger, Dannex Manufacturing);
- Production specialists who carry out packaging (MF Production, Brand, CCI, IKI Manufacturing) or logistics (SAGA for storage, order preparation and shipment).

For our prestige product lines, 80% of component and production needs are purchased from approximately 20 suppliers out of a total of over 120 active suppliers. The suppliers' accounts for our French operations are primarily settled in Euros, and for our United States operations, suppliers' accounts are primarily settled in U.S. dollars.

MARKETING AND DISTRIBUTION

Prestige Products

For our international distribution of prestige products, we contract with independent distribution companies specializing in luxury goods. In each country, we designate anywhere from one to three distributors with the status of "exclusive representative" for one or more of our name brands. We also distribute our prestige products through a variety of duty-free operators, such as airports and airlines and select vacation destinations.



Approximately 27% of our prestige fragrance net sales are denominated in U.S. dollars. In an effort to reduce our exposure to foreign currency exchange fluctuations, we engage in a program of cautious hedging of foreign currencies to minimize the risk arising from operations. Our sales are not subject to material seasonal fluctuations.

Distribution in France of our prestige products is carried out by a sales team who oversee some 1,200 points of sale including, retail perfumers (chain stores) such as

- Sephora
- Marionnaud
- Nocibé
- Galeries Lafayette

or specialized independent points of sale. Approximately 80% of prestige product sales in France are made to approximately 200 customers out of a total of over 1,200 active accounts.

Our distributors vary in size depending on the number of competing brands they represent. This extensive and diverse network provides us with a significant presence in over 120 countries around the world. Approximately 50 distributors out of a total of over 250 active accounts represent 80% of international prestige fragrance sales. No one customer represents more than 10% of sales.

Mass Market Products

In the United States, mass merchandisers and supermarket chains, are the target customers for our mass market products. Our current customer list includes

- Walmart
- Walgreens'
- Target
- Albertson's
- Family Dollar
- Dollar General
- Dollar Tree Distributors
- Consolidated Stores (Big Lot Stores)
- 99 Cent Only

In addition, our mass market products are sold to wholesale distributors, such as Variety Wholesalers, specialty store chains, and to multiple locations of accessory, jewelry and clothing outlets, such as Charming Shoppes.

These products are sold through a highly efficient and dedicated in-house sales team and reach approximately 15,000 retail outlets throughout the United States. Our 140,000 square foot distribution center has provided us with the opportunity and resources to meet our customers' delivery requirements. The entrepreneurial spirit of our management enables us, and challenges us, to seek out and master new technologies to better serve our customers.

International distribution of our mass market product lines operate through the use of exclusive and nonexclusive distribution agreements in such major territories such as

- Brazil
- Canada
- Hong Kong
- Australia
- Columbia
- Mexico
- Argentina
- Chile

THE MARKET

The fragrance and cosmetic market can be broken down into two (2) types of retail distribution:

- Selective distribution - perfumeries and specialty sections of department stores, who sell brand name products with a luxury image, and
- Mass distribution - Mass merchandisers, discount stores and supermarkets, who sell low to moderately-priced mass market products for a broad customer base with limited purchasing power.

Selective Distribution

The following information is based on information from the Fédération des Industries de la Parfumerie.

During 2003, the French perfume industry, which accounts for about approximately 30% of the world market, reported a 1.6% growth rate, as compared to a 4.5% growth rate in 2002 and a 7% growth rate in 2001.



Net sales in 2003 for the French domestic market increased by 2.8% as compared to 2002, while the French export market increased by 0.5%.

- The European Union: Sales increased overall by 4% in this the largest market for French exports. Sales were strongest in the United Kingdom (7% increase) and Spain (8% increase).
- Europe (excluding the European Union coun tries): Net sales decreased by 5%, with substantial decreases in Poland (-10%) and Russia (-6%).
- Asia: Net sales decreased by 6%. Asia is the second largest market for French cosmetics and perfumes. However, there were sharp decreases in South Korea (-23%), Hong Kong (-11%) and Singapore (-4%) due to the SARS epidemic.
- North America: Although net sales decreased in the United States (-5%) and Canada (-4%), in costant dollars, net sales increased by 10%.
- South America: Net sales to South America (-0.5%) were stable after two declining years as the result of the financial crises in Argentina and Brazil.

While our market share, based on our internal data, is less than 1% in France, in other countries such as the United Kingdom, United States, Italy, Portugal, Saudi Arabia and South Korea, we estimate that our market share is between 1% and 4% of French perfumery imports.

Mass Distribution

Our mass market products, which consist of low to moderately-priced fragrances, cosmetics and health and beauty aids are designed for a broad customer base with limited purchasing power. We sell our products both in the United States and abroad. Mass merchandisers, discount stores and supermarkets continued to perform very well during the slowdown of the economy. Our Aziza line of cosmetics has achieved widespread acceptance with distribution in over 15,000 doors in the US and growing. Our line of health and beauty aids, which consist of shampoos, conditioners and lotions, under our Intimate brand, is currently distributed in over 10,000 US doors. We expect sales to continue to grow as our high volume, discount store customers open more stores, and we continue to develop new products for them.

COMPETITION

The market for fragrances and beauty related products is highly competitive and sensitive to changing mass market preferences and demands. The prestige fragrance industry is highly concentrated around certain major players with resources far greater than ours. We compete with an original strategy–regular and methodical development of quality fragrances for a growing portfolio of internationally renowned brand names.

Our closest competitors in the prestige market typically do not have mass market products departments. However, they may develop, market and sell prestige cosmetics. The market for prestige cosmetics is dominated by large companies, with resources far greater than ours, such as L'Oreal, Shiseido and Clarins. During late 2003, we entered the prestige color cosmetic market with the launch of our Diane von Furstenberg Beauty cosmetic line. Also as previously discussed, we have acquired a controlling interest in Nickel SA, a men's prestige skin care products company. We intend to compete on the basis of our products brand recognition and quality.

At the present time, we are aware of approximately four established companies which market alternative designer fragrances similar to ours. This market is characterized by competition primarily based upon price. We feel the quality of our fragrance products, competitive pricing, and our ability to quickly and efficiently develop and distribute new products, will enable us to continue to effectively compete with these companies.



The market for mass market color cosmetics is highly competitive, with several major cosmetic companies marketing similar products. Many of these companies, such as L'Oreal and Revlon, have substantial financial resources and national marketing campaigns. However, we believe that brand recognition of the Aziza name, together with the quality and competitive pricing of our products, enables us to compete with these companies in the mass market.

The market for health and beauty aids is also highly competitive, and is dominated by large multi-national companies such as Unilever and Proctor and Gamble. We compete primarily with a low price point coupled with the recognition of our brand name, Intimate.


C E L I N E
SENSUAL SUMMER
CELINE PARIS
e 100ml EAU DE TOILETTE NATURAL SPRAY
CELINE
THE PRODUCTS

the products

PRESTIGE PERFUMES

Since 1992, primarily through our 76% owned subsidiary in Paris, Inter Parfums S.A., we have sought to build a portfolio of luxury brand names through licensing agreements or through direct acquisition of brand names. Under license agreements we obtain the right to use the brand name, create new fragrances and packaging, determine positioning and distribution, and market and sell the licensed products, in exchange for the payment of royalties. Our rights under license agreements are also generally subject to certain minimum sales requirements and advertising expenditures.

The creation and marketing of each product line are intimately linked with the brand's name, its past and present positioning, customer base and, more generally, the prevailing market atmosphere. Accordingly, we generally study the market for each proposed product line for almost a full year before we introduce any new product into the market. This study is intended to define the general position of the line and more particularly its fragrance, bottle, packaging and appeal to the buyer. In our opinion, the unity of these four elements of the marketing mix makes for a successful product.

Overall spending on marketing and point of sale support aggregated approximately $29 million in 2003 with approximately $ 8.5 million in point of sale support, which is included in cost of sales and $ 20.5 million in other marketing costs, included in selling expenses. Generally, distributors of our product lines contribute a similar amount for additional marketing support. The cost of launching a new product (molds and tools, start-up costs and communication costs, media, etc.) generally varies from $0.2 million to $2.0 million.

The smooth and consistent operation of our prestige perfume operations requires a thorough knowledge of the market, detailed analysis of the image and potential of each brand name, a "good dose" of creativity, as well as a highly professional approach to international distribution channels. Our prestige fragrances have an average life expectancy of five to ten years, and retail at prices of $30 to $80.

Our brand name portfolio, which has been steadily increasing since 1988, is now made up essentially of eight brand names, each of which has a variety of product lines. Burberry is our leading prestige brand name, as net sales of Burberry products accounted for 55.6%, 40.6% and 40.8% of net sales for the years ended December 31, 2003, 2002 and 2001, respectively.

The following is a description of our major, prestige fragrance brands, and for 2004, we have scheduled four (4) new fragrance launches for our prestige brands.

BURBERRY
(Burberry London, Burberry Week end, Burberry Touch, Burberry Brit)



Burberry is our leading prestige brand name and we are operating under the terms of an exclusive worldwide license agreement entered into in 1993. In February 2000, we extended the license agreement until December 31, 2006, and in 2001 we expanded the license to include baby fragrance and toiletry products.

In May 2003 we launched a Burberry Touch brand extension, Burberry Tender Touch, which is a new woman's line designed with a spirited pink color inspired by pink fashion collections. This new line extension enjoyed a successful debut without adversely affecting sales of existing Burberry fragrance lines.

During the third quarter of 2003, we experienced a substantial increase in sales due in great part to the initial launches of the Burberry Brit women's line into a number of major markets including the United Kingdom, the United States, Spain, France and Italy. Launches of Burberry Brit then continued throughout the balance of 2003 in the rest of Europe.

Year 2004 will be marked by the continued rollout of the Burberry Brit women's line in Asia, South America and the Middle East, and the launch of Burberry Brit for men in select markets in the Autumn of 2004.

S.T. DUPONT
(S.T. Dupont Paris, S.T. Dupont Essence Pure, L'Eau de S.T. Dupont)



In June 1997 we signed an exclusive license agreement with S.T. Dupont for the creation, manufacture and worldwide distribution of S.T. Dupont perfumes. Two lines launched in September 1998 made a promising start with a strong sell through based on a strong international luxury image. A line of bath products introduced during the first half of 1999 further enhanced the image of the brand.

In March 2000 we launched a new S.T. Dupont Signature line of two new highly selective perfumes. The Signature line did not meet our overall expectations and it was discontinued in 2002. In late 2002, we launched S.T. Dupont Essence Pure, a new line for men and women under our S.T. Dupont license, and for the Spring of 2004, a new fragrance, L'Eau de S.T. Dupont, will make its debut.

PAUL SMITH
(Paul Smith, Paul Smith Extrême, Paul Smith London)

We signed an exclusive license agreement with Paul Smith in December 1998 for the creation, manufacture and worldwide distribution of Paul Smith perfumes and cosmetics, our first designer fragrance.

Paul Smith is an internationally renowned British designer who creates fashion with a clear identity. Paul Smith has a modern style which combines elegance, inventiveness and a sense of humor. These images, in conjunction with a growing audience, provided the justification for the creation of a perfume and possibly a cosmetics line. We launched our first line of Paul Smith perfumes in certain international markets beginning in July 2000.

In October 2002, we commenced the initial launch of our Paul Smith Extrême line, and sales of Paul Smith fragrances have been strong in the United Kingdom and Japan. We are creating a new Paul Smith fragrance line, Paul Smith London, for men and women, which we have scheduled to launch in the Summer of 2004.

CHRISTIAN LACROIX
(Eau Florale, Bazar, Bazar Summer Fragrance)



In March 1999, we entered into an exclusive license agreement with the Christian Lacroix Company, a division of LVMH Moët Hennessy Louis Vuitton S.A. ("LVMH"), for the worldwide development, manufacture and distribution of perfumes. For us, this association with a prestigious fashion label is another key area for growth which we expect will further strengthen our position in the prestige fragrance market. Our first Christian Lacroix line, Eau de Parfum, was launched in 1999 and in 2001, we launched a lighter eau de toilette fragrance, Eau Florale.

During 2002, we developed and launched two completely new lines for Christian Lacroix: Bazar pour femme and Bazar pour homme. The Bazar pour femme comes in an eau de parfum spray as well as an Eau Déodorante Natural Spray, Perfumed Body Lotion and Perfumed bath and shower gel. The Bazar pour homme comes in an eau de toilette spray a Deodorant Stick, All Over Shampoo, After-Shave balm and After-Shave.

During 2003, we launched a limited edition, seasonal fragrance, Bazar Summer Fragrance, which had a strong showing in France. For 2004, we have scheduled the launch of a new men and women's line, which is to debut in the Autumn of 2004 or Spring 2005.

CELINE
(Celine, Oriental Summer)

In May 2000 we entered into an exclusive worldwide license agreement for the development, manufacturing and distribution of fragrance lines under the Celine brand name with Celine, a division of LVMH Moët Hennessy Louis Vuitton S.A. We launched two new fragrance lines in the fourth quarter of 2001. We also introduced a Celine bath line in the third quarter of 2002.

Celine, a French luxury fashion and accessory company, and part of LVMH, is known throughout the world for its luxury and quality products, as well as the unique designs of Michael Kors. This agreement is an important part of Celine's strategy to develop dynamic brand recognition and to offer a varied range of luxury items to an international clientele.



Association with this prestigious fashion label is an important step in the development and expansion of our prestige business. This relationship is expected to add strength to all of our prestige brands and contribute to our continued growth.

During 2003, we launched a limited edition, seasonal fragrance, Oriental Summer, and we anticipate that we will bring a new Celine line to the market in the Autumn of 2004 or Spring 2005.

MOLYNEUX
(Quartz, Quartz Pour Homme, Modern Quartz)

The Molyneux brand name, which we purchased



in March 1994, was originally created at the turn of the century by the fashion designer Edouard Molyneux, and ranks among the institutional brand names of French perfumery. Molyneux enjoys a very prominent market position in South America, especially through the "Quartz" line for women, which was launched in 1978. The Molyneux name is also well established in duty-free outlets, France and other Western European countries.

PRESTIGE COLOR COSMETICS

DIANE VON FURSTENBERG

In May 2002 we entered into an exclusive worldwide license agreement with Diane von Furstenberg Studio, L.P. for the development, manufacturing and distribution of fragrance, cosmetics, skin care and related beauty products, to be sold under the Diane von Furstenberg, DVF, Diane von Furstenberg The Color Authority and Tatiana brand names. Our rights under such license agreement are subject to certain minimum sales requirements, advertising expenditures and royalty payments.

Designer and entrepreneur, Diane von Furstenberg has been on the American fashion scene since the mid 1970's when she launched her first fashion coup, the wrap dress. Some five million were sold globally, attesting to the designer's ability to innovate. Throughout her career, she embarked on many other ventures, including home fashion products, fragrances and cosmetics, retail shops, and book publishing. Today, Diane von Furstenberg has reestablished her name in the fashion arena. Her collection is distributed worldwide through the finest specialty and department stores.


DIANE vonFURSTENBERG

During September 2003, United States distribution of Diane von Furstenberg Beauty, our first ever line of prestige cosmetics, began at New York's Henri Bendel, and then expanded to include select Saks Fifth Avenue, Nordstrom and Fred Segal stores. Our distribution in the United States will be initially limited to 35 of the finest specialty stores in the country.

Diane's fashions have a loyal worldwide following, and our plans call for rolling out Diane von Furstenberg Beauty in many of the markets where her fashions are sold. We also plan on expanding the brand to encompass bath and body products, skin care treatments, as well as adding new fragrance and cosmetic products.

Acquisition of Controlling Interest in Nickel SA

We have also previously disclosed that our Paris-based subsidiary, Inter Parfums, S.A., has acquired a 64% interest in Nickel S.A. for approximately $5.6 million in cash in April 2004.

The acquisition also contains a provision for a

table of prestige brands

The following is a summary of the prestige brand names owned or licensed by us:

Brand Name	Licensed Or Owned	Date Acquired	Term, Including Option Periods	Aquisition Price (in millions)
Burberry	Licensed	July 93	13 years	$ 0.0
S.T. Dupont	Licensed	July 97	11 years	$ 1.0
Paul Smith	Licensed	Dec. 98	12 years	$ 0.0
Celine	Licensed	May 00	11 years from January 2001, with an additional 5-year option term	$ 0.0
Molyneux	Owned	Mar. 94	N/A	$ 4.2
Christian Lacroix	Licensed	Mar. 99	11 years	$ 0.0
Diane Von Furstenberg	Licensed	May 02	8 year 7 month term with three additional 2-year option terms.	$ 0.0

follow-on cash infusion by Inter Parfums, S.A. of approximately $3.7 million, which will bring Inter Parfums, S.A.'s ownership to 74%. In addition, minority shareholders will have the right to sell their remaining interest in Nickel to Inter Parfums, S.A. from January 2007 through June 2007. The purchase price will be based upon a formula applied to Nickel's sales for the year ending December 31, 2006, pro rated for the minority holders' equity in Nickel.


MASSAGE CANAILLE
NICKEL

Established in 1996 by Philippe Dumont, Nickel has developed two innovative concepts in the world of cosmetics: spas exclusively for male customers and skin care product lines for men. The Nickel range of some fifteen skin care products for the face and body is sold through prestige department and specialty stores primarily in France (500 outlets), the balance of Western Europe (900 outlets) and in the United States (300 outlets), as well as through its men's spas in Paris, New York and, most recently, San Francisco. For the twelve months ending March 2004, Nickel forecasts sales of nearly $6.1 million, a 50% increase over the previous year.

Mr. Dumont is to continue as President of Nickel, directing new product development and Nickel's multi-year spa expansion program. The other major metropolitan markets now under consideration or in the planning stage include: London, Berlin, Barcelona, Milan, Los Angeles and Miami.

This transaction marks our official entrée into prestige skin care products. In addition, this transaction also adds a skilled team of cosmetics professionals to guide us into the skin care business, which we intend to leverage by drawing upon our current portfolio of prestige brands.

MASS MARKET PRODUCTS

Mass Market Fragrances

We produce and market a complete line of alternative designer fragrances and personal care products which sell at a substantial discount from their high profile, high retail cost, brand name counterparts. Our alternative designer fragrances, which are produced in the United States, are similar in scent to highly advertised designer fragrances that are marketed at a high retail price. These products are intended to have an upscale image without a high retail price, and typically sell at a price below $3.00 at the mass market retail level, substantially discounted from the high cost of designer fragrances which typically range from $30.00 to $200.00 at prestige retail locations.

Our alternative designer fragrances encompass a complete array of fragrances, body sprays, deodorants and perfumed creams. Product line extensions into additional personal care products are ongoing and development of new and innovative product lines is a continuous process.

New designer fragrances are constantly being launched in the marketplace. Substantial expenditure of advertising dollars, selective distribution and a high retail price create a perfect candidate for an alternative designer fragrance. We react to demand by creating a similar scent which, when combined with an innovative packaging design, is ready for sale to mass market merchandisers, chain drug stores, wholesalers and international trading companies. To this end, our strategy is to be among the first to release these new introductions into the market.

In May 2002 we, through our wholly-owned subsidiary, Jean Philippe Fragrances, LLC, acquired certain mass market fragrance brands, intellectual property, trademarks and inventory from Tristar Corporation, a Debtor-in-Possession in a Chapter 11 proceeding in U.S. Bankruptcy Court, paying $3.2 million for the intellectual property and $3.7 million for inventory.

Tristar had been one of our most significant competitors over the years, and we believe this acquisition has benefited our mass market business. We now have greater market share, and the additional brands have opened new retail accounts for us, although we have experienced some consolidation of sales from our other mass market fragrance brands.

Under the terms of a license agreement signed in 1990 with Jordache Enterprises, we have capitalized on the strength and awareness of the Jordache trademark. Our rights under this license agreement, which terminate on 30 June 2005 unless further renewed, are subject to certain minimum sales requirements and the payment of royalties. Discussions are in process for renewals beyond the current expiration date. We anticipate that future renewals will be on terms similar to those that are currently in effect. We have directed our marketing efforts on the younger, trendy mass market consumer who is the core of the Jordache franchise. New packaging, which utilizes the latest in graphic technology, is both innovative and attractive. We expect to continue this trend with additional line extensions under the Jordache brand name.



In June 2000 we signed an exclusive worldwide agreement with FUBU The Collection to produce and sell men's and women's fragrances. During 2002, we launched our FUBU Plush line for men and women. Unfortunately they did not receive widespread public acceptance and we have discontinued them.

Mass Market Cosmetics

We purchased the trademark, Aziza from Unilever N.V. in 1995. The recognition of the Aziza trade name provided us with the opportunity to introduce a new cosmetic line with an existing loyal customer base.

We market the Aziza line of low priced eyeshadow kits, mascara, and pencils to the young teen market. This product line, with its low suggested retail prices, is being distributed to mass market retailers and discount chains, including the 99 Cent and Dollar Store markets.

Line extensions to Aziza include foundation, lipstick, nail polish and related accessories. Aziza is presently distributed in approximately 15,000 mass market outlets throughout the United States.

Mass Market Health and Beauty Aids

During 2001, we introduced a new line of mass market health and beauty aids under our Intimate brand, consisting of shampoo, conditioner, hand lotion and baby oil. We distribute this line to the same mass market retailers and discount chains as our Aziza cosmetic line. Intimate health and beauty aids are presently distributed in approximately 10,000 mass market outlets throughout the United States.

During 2003 we launched a new line of FUBU brand hair products which are being exclusively sold at Target stores. As we have only recently begun marketing this line, we are not sure of the degree of public acceptance such line will receive.



sales by geographic area


Middle East 7%
Other 1%
Asia 8%
North America 32%
South & Central America 8%
Europe 44%


Sales by Geographic Area
North America 32%
South & Central America 8%
Europe 44%
Middle East 7%
Asia 8%


THE ORGANIZATION

PAUL SMITH EXTREME

the organization

All corporate functions including product analysis and development, production and sales, and finance are coordinated at the Company's corporate headquarters in New York and at the corporate offices of Inter Parfums, S.A. in Paris. Both companies are organized into four operational units that report directly to general management and ultimately to the President, Philippe Benacin and the Chief Executive Officer, Jean Madar:

Finance, investor relations and administration -

Russell Greenberg in the United States and Philippe Santi in France

- Financial policy and communication, investor relations;
- Financial accounting, cost accounting, budgeting and cash flow management;
- Disclosure requirements of the Securities and Exchange Commission and Commission des Operations de Bourse;
- Labor relations, tax and legal matters and management information systems.

Operations -

Gerald McKenna and Alex Canavan in the United States and Eric de Labouchere in France:

- Product development;
- Logistics and transportation;
- Purchasing and industrial relations;
- Quality control and inventory cost supervision.

Export sales -

Kate Sullivan in the United States and Frédéric Garcia-Pelayo in France:

- International development strategy;
- Establishment of distributor networks and negotiation of contracts;
- Monitoring of profit margins and advertising expenditures.

Domestic (home country) sales -

Wayne Hamerling in the United States and Jack Ayer in France:

- Establish and apply domestic sales strategy and distribution policy;
- Sales team management and development;
- Monitoring of profit margins and advertising expenditures.

organizational chart



18%
LV Capital USA, Inc.
58%
Philippe Benacin Jean Madar
24%
Public Shareholders
Inter Parfums, Inc. (Nasdaq-"IPAR")
100%
Inter Parfums Holding, S.A.
100%
Jean Philippe Fragrances, LLC
100%
Inter Parfums USA, LLC
76%
Inter Parfums, S.A. (Second Market, Paris)

Overview

We operate in a single segment in the fragrance and cosmetic industry, and manufacture, market and distribute a wide array of fragrances, cosmetics and health and beauty aids. We specialize in prestige perfumes and cosmetics and mass market perfumes, cosmetics and health and beauty aids. Most of our prestige products are produced and marketed by our 76% owned subsidiary in Paris, Inter Parfums, S.A., which is also a publicly traded company; 24% of Inter Parfums, S.A. shares trade on the Paris Bourse.

- Prestige products - For each prestige brand, owned or licensed by us, we develop an original concept for the perfume or cosmetic line consistent with world market trends.
- Mass market products - We design, market and distribute inexpensive fragrances and personal care products, including alternative designer fragrances, mass market cosmetics and health and beauty aids.

Our prestige product lines, which are manufactured and distributed by us primarily under license agreements with brand owners, represented approximately 76% of net sales during 2003. Since 1992 we have built a portfolio of brands under licenses which include Burberry, S.T. Dupont, Paul Smith, Christian Lacroix, Celine, and Diane von Furstenberg, which are distributed in over 120 countries around the world. In terms of sales, Burberry is our most significant license, and sales of Burberry products represented 55.6%, 40.6% and 40.8% of net sales for the years ended December 31, 2003, 2002 and 2001, respectively. Our current Burberry license takes us through December 31, 2006. We believe it is important to have a long term relationship with Burberry at this time, because product development and marketing strategies, including planning for product launches can, and often do, extend over several years. Accordingly, a new license agreement is under serious discussion with Burberry. We are hopeful for a positive outcome by the summer of 2004.

We have two licenses with affiliates of our strategic partner, LV Capital, USA Inc. ("LV Capital"), a wholly-owned subsidiary of LVMH Moët Hennessy Louis Vuitton S.A. LV Capital owns approximately 18% of our outstanding common shares. In May 2000 we entered into an exclusive worldwide license for prestige fragrances for the Celine brand, and in March 1999 we entered into an exclusive worldwide license for Christian Lacroix fragrances. Both licenses are subject to certain minimum sales requirements, advertising expenditures and royalty payments as are customary in our industry. We believe that our association with LV Capital has enhanced our creditability in the cosmetic industry, which should lead us to additional opportunities in our industry that might not have been otherwise available to us.

Our mass market product lines, which represent 24% of sales, are comprised of alternative designer fragrances, cosmetics, health and beauty aids and personal care products. These lines are sold under trademarks owned by us or pursuant to license agreements we have for the trademarks Jordache, Tatiana and FUBU.

We grow our business in two distinct ways. First, we grow by adding new brands to our portfolio, either through new licenses or out-right acquisitions of brands. Second, we grow through the creation of product line extensions for the existing brands in our portfolio. Every two to three years, we create a new family of fragrances for each brand in our portfolio.

Our business is not very capital intensive, and it is important to note that we do not own any manufacturing facilities. Rather, we act as a general contractor and source our needed components from our suppliers. These components are received at one of our distribution centers and then, based upon production needs, the components are sent to one of several outside fillers which manufacture the finished good for us and ship it back to the distribution center.

Discussion of Critical Accounting Policies

We make estimates and assumptions in the preparation of our financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ significantly from those estimates under different assumptions and conditions. We believe the following discussion addresses our most critical accounting policies, which are those that are most important to the portrayal of our financial condition and results of operations. These accounting policies generally require our management's most difficult and subjective judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. The following is a brief discussion of the more critical accounting policies that we employ.

Revenue Recognition

We sell our products to department stores, perfumeries, mass market retailers, supermarkets and domestic and international wholesalers and distributors. Sales of such products by our domestic subsidiaries are denominated in U.S. dollars and sales of such products by our foreign subsidiaries are primarily denominated in either Euros or U.S. dollars. Accounts receivable reflect the granting of credit to these customers. We generally grant credit based upon our analysis of the customer's financial position as well as previously established buying patterns. Generally, we do not bill customers for shipping and handling costs and, accordingly, we classify such costs as selling and administrative expenses. We recognize revenues when merchandise is shipped and the risk of loss passes to the customer. Net sales are comprised of gross revenues less returns, and trade discounts and allowances.

Sales Returns

Generally, we do not permit customers to return their unsold products. However, on a case-by-case basis we occasionally allow customer returns. We regularly review and revise, as deemed necessary, our estimate of reserves for future sales returns based primarily upon historic trends and relevant current data. We record estimated reserves for sales returns as a reduction of sales, cost of sales and accounts receivable. Returned products are recorded as inventories and are valued based upon estimated realizable value. The physical condition and marketability of returned products are the major factors we consider in estimating realizable value. Actual returns, as well as estimated realizable values of returned products, may differ significantly, either favorably or unfavorably, from our estimates, if factors such as economic conditions, inventory levels or competitive conditions differ from expectations.

Promotional Allowances

We have various performance-based arrangements with retailers to reimburse them for all or a portion of their promotional activities related to our products. These arrangements primarily allow customers to take deductions against amounts owed to us for product purchases. Estimated accruals for promotions and co-operative advertising programs are recorded in the period in which the related revenue is recognized. We review and revise the estimated accruals for the projected costs for these promotions. Actual costs incurred may differ significantly, either favorably or unfavorably, from estimates if factors such as the level and success of the retailers' programs or other conditions differ from our expectations.

Inventories

Inventories are stated at the lower of cost or market value. Cost is principally determined by the first-in, first-out method. We record adjustments to the cost of inventories based upon our sales forecast and the physical condition of the inventories. These adjustments are estimates, which could vary significantly, either favorably or unfavorably, from actual requirements if future economic conditions or competitive conditions differ from our expectations.

Equipment and Other Long-Lived Assets

Equipment, which includes tools and molds, is recorded at cost and is depreciated on a straight-line basis over the estimated useful lives of such assets. Changes in circumstances such as technological advances, changes to our business model or changes in our capital spending strategy can result in the actual useful lives differing from our estimates. In those cases where we determine that the useful life of equipment should be shortened, we would depreciate the net book value in excess of the salvage value, over its revised remaining useful life, thereby increasing depreciation expense. Factors such as changes in the planned use of equipment, or market acceptance of products, could result in shortened useful lives.

Long-lived assets, including trademarks and licenses, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of any such asset may not be recoverable. If the sum of the undiscounted cash flows (excluding interest) is less than the carrying value, then we recognize an impairment loss, measured as the amount by which the carrying value exceeds the fair value of the asset. The estimate of undiscounted cash flow is based upon, among other things, certain assumptions about expected future operating performance. Our estimates of undiscounted cash flow may differ from actual cash flow due to, among other things, economic conditions, changes to our business model or changes in consumer acceptance of our products. In those cases where we determine that the useful life of other long-lived assets should be shortened, we would depreciate the net book value in excess of the salvage value (after testing for impairment as described above), over the revised remaining useful life of such asset thereby increasing amortization expense.

Results of Operations

Net sales (in millions)	*Years ended December 31,*				
	2003	%Change	2002	% Change	2001
Prestige product sales	$ 142.1	61%	$ 88.4	12%	$ 79.1
Mass market product sales	43.5	4%	42.0	27%	33.1
Total	$ 185.6	42%	$ 130.4	16%	$ 112.2

Net sales for the year ended December 31, 2003 increased 42% to $185.6 million. For the year ended December 31, 2002, net sales were up 16%. At comparable foreign currency exchange rates, net sales rose 31% and 12% in 2003 and 2002, respectively. The increases in net sales are attributable to increases in both our prestige and mass market product lines.

Prestige product sales, which were up approximately 12% in 2002, surged 61% in 2003. Prestige fragrance sales in general were slow for the first six months of 2002 as the economy and luxury goods manufacturers felt the effects of September 11, 2001. However, we began to see a significant turnaround in July 2002, which continued for the remainder of that year and throughout 2003.

Prestige product sales growth in 2002 was spurred by increased global distribution of our Celine brand, which has a strong following throughout Western Europe and Japan. We also launched a new Christian Lacroix fragrance line, Bazar, for men and women, as well as two fragrance line extensions, Essence Pure by S.T. Dupont and Paul Smith Extreme.

Our 2003 calendar of new product launches was the most ambitious in our history. Besides the continued geographic rollout of Essence Pure by S.T. Dupont and Paul Smith Extreme, new brands and brand extensions made their debuts throughout the year. In the spring of 2003 we launched a summer seasonal fragrances for both our Celine and Christian Lacroix fragrance lines. In addition, in late September 2003, we launched a fragrance and cosmetic line under the Diane von Furstenberg label.


$185.6
$130.4
$112.2
2001
2002
2003
Net Sales

Most importantly, the global rollout of Burberry Brit for women, which began in the third quarter of 2003, is now expanding to Asia, South America and the Middle East. We anticipate that Burberry Brit for women will be the best selling fragrance in our history. We are also looking forward to the launch in the fall of the Burberry Brit for men line in selected markets.

In September 2003, we launched our first prestige cosmetics line, Diane von Furstenberg Beauty, at about 33 of the finest retail doors in the US as well as in the designer's boutiques in New York and Miami. Initial sales have been satisfactory and efforts are being made to increase consumer awareness. Many promotional events are being planned, including personal appearances, free makeovers and gift with purchase programs. Diane von Furstenberg products will be available on Sephora.com in April 2004 and at several Sephora retail locations this summer.

The year 2004, will not be without its share of brand extensions. In July, we will unveil new fragrance families for both S.T. Dupont and Paul Smith. Les Eaux De S.T. Dupont will be available in versions for both men and women, as will Paul Smith London. In October, we will introduce a new Christian Lacroix fragrance for men and women, and we have a limited edition warm weather, seasonal fragrance for our Celine brand.

With respect to our mass market product lines, net sales were up 4% in 2003 after rising 27% in 2002. Through June 2003 we continued to see growth in our fragrance lines as a result of our May 2002 acquisition of certain fragrance brands from Tristar Corporation, a Debtor-in-Possession, ("Tristar"). Tristar was one of our most significant competitors in mass-market fragrances and the brands acquired are being sold in the same distribution channels as that of our other mass-market fragrance lines. As we have passed the one-year anniversary of this acquisition, we are consolidating certain fragrance lines to reduce duplication and improve overall efficiency, which resulted in decline in mass market fragrance sales in 2003. However, new product line extensions and an expanding distribution network continue to benefit sales volume in our Intimate health and beauty aids and our Aziza cosmetics lines.

Our new product development program for all of our product groups is well under way, and we expect to roll out new products throughout 2004. In addition, we are actively pursuing other new business opportunities. However, we cannot assure you that any new license or acquisitions will be consummated.

In December 2003, we announced the signing of a letter of intent by our Paris-based subsidiary, Inter Parfums, S.A., to acquire a 64% interest in Nickel S.A. for approximately $6 million in cash. Closing of the transaction, which is subject to certain due diligence procedures and signing of a definitive agreement, is expected to take place in April 2004. The letter of intent contemplates a provision for a follow-on cash infusion of approximately $3.7 million, which would bring our ownership to 74%. In addition, minority shareholders will have the right to sell their remaining interest in Nickel to us from January 2007 through June 2007. The purchase price is to be based upon a formula applied to Nickel's sales for the year ending December 31, 2006, pro rated for the minority holders' equity in Nickel.

Established in 1996 by Philippe Dumont, Nickel has developed two innovative concepts in the world of cosmetics: spas exclusively for male customers and skin care product lines for men. The Nickel range of some fifteen skin care products for the face and body is sold through prestige department and specialty stores primarily in France (500 outlets), the balance of Western Europe (900 outlets) and in the United States (300 outlets), as well as through its men's spas in Paris, New York and, most recently, San Francisco. For the twelve months ending March 2004, Nickel forecasts sales of nearly $6.1 million, a 50% increase over the previous year.

Gross margins (in millions)

	Years ended December 31,		
	2003	2002	2001
Net sales	$185.6	$130.4	$112.2
Cost of sales	93.0	69.8	57.9
Gross margin	$ 92.6	$ 60.6	$ 54.3
Gross margin as a % of net sales	50%	46%	48%


$26.0
$17.5
$14.7
2001
2002
2003
Income From Operations

Gross profit margins were 50% in 2003, 46% in 2002 and 48% in 2001. In 2001, gross profit margins were aided by the strong dollar in relation to the Euro and were therefore ahead of our historic target rates of 45% to 46%. This results from the fact that certain European sales are denominated in US dollars. In 2002, the weak US dollar began to reverse that trend. In addition, sales of product in our prestige fragrance lines generate a significantly higher gross profit margin than sales of our mass market product lines. In 2002, mass market net sales were up 27% as compared to prestige product sales which were up 12%. In 2003, although the U.S. dollar continued to weaken against the Euro, its effect on 2003 gross margins was mitigated by the 61% net sales growth rate achieved in our prestige product lines as compared to 4% for our mass market lines. If the dollar remains at current levels, and product mix continues the pattern of 2003, then we expect the gross margin for 2004 to remain at approximately 50%.

Selling, general & administrative (in millions)

	Years ended December 31,		
	2003	2002	2001
Selling, general & administrative	$ 66.6	$ 43.1	$ 39.6
Selling, general & administrative as a % of net sales	36%	33%	35%

Higher growth rates in our prestige product lines, as compared to our mass market product lines, results in higher selling, general and administrative expenses as a percentage of sales. This is because promotion and advertising are prerequisites for sales of designer prestige products. We develop a complete marketing and promotional plan to support our growing portfolio of prestige brands and to build upon each brand's awareness. Promotion and advertising included in selling, general and administrative expenses was approximately 14% of prestige product sales in each of the years in the three years period ended December 31, 2003. Our mass market product lines do not require extensive advertising and therefore, more of our selling, general and administrative expenses are fixed rather than variable. In addition, recent increases in certain fixed costs, including insurance, rent and wages, contributed to the increase in selling, general and administrative expenses in 2003.


$0.69
$0.47
$0.41
2001
2002
2003
Diluted Earnings Per Share

Interest expense aggregated $0.3 million, $0.4 million and $0.3 million for the years ended December 31, 2003, 2002 and 2001, respectively. We use the credit lines available to us, as needed, to finance our working capital needs.

Foreign currency gains or (losses) aggregated $0.3 million, ($0.1) million and $0.1million for the years ended December 31, 2003, 2002 and 2001, respectively. We enter into foreign currency forward exchange contracts to manage exposure related to certain foreign currency commitments.

Our effective income tax rate was 35%, 36% and 37% for the years ended December 31, 2003, 2002 and 2001, respectively. Our 76% owned subsidiary, Inter Parfums, S.A., is a Controlled Foreign Corporation operating out of France. Tax rates in France declined slightly in 2003 and 2002 giving rise to our lower overall tax rate.

Net income increased 47% to $13.8 million in 2003 after increasing 16% to $9.4 million in 2002. Diluted earnings per share increased 47% to $0.69 in 2003 after increasing 15% to $0.47 in 2002. Weighted average shares outstanding aggregated 19.0 million, 18.8 million and 17.8 million for the years ended December 31, 2003, 2002 and 2001, respectively. On a diluted basis, average shares outstanding were 20.1 million for the year ended December 31, 2003 and 19.9 million, for both years ended December 31, 2002 and 2001.

Liquidity and Financed Resources

Profitable operating results continue to strengthen our financial position. At December 31, 2003, working capital aggregated $116 million and we had a working capital ratio of 2.7 to 1. Cash and cash equivalents aggregated $59 million and we had no long-term debt.


$83.8
$68.2
2001
2002
Working C

Cash provided by operating activities aggregated $19.3 million, $12.7 million and $7.0 million for the years ended December 31, 2003, 2002 and 2001, respectively. At December 31, 2002, in terms of cash flows, accounts receivable and inventories were up 17% and 4%, respectively, from December 31, 2001. The 17% increase in accounts receivable was not unusual considering that net sales for the three months and year ended December 31, 2002 were up 36% and 16%, respectively. The increase in inventories is primarily attributable to the Tristar inventory purchased in connection with the intellectual property acquisition in May 2002. At December 31, 2003, in terms of cash flows, accounts receivable and inventories were up 34% and 49%, respectively, from December 31, 2002. The 34% increase in accounts receivable and the 49% increase in inventories are not unusual considering that net sales for the three months and year ended December 31, 2003 were up 33% and 42%, respectively. In addition, in 2003 a significant inventory build up during the fourth quarter of 2003 was made to meet our sales commitments in early 2004 including the continued rollout of our Burberry Brit for women line. This buildup was financed primarily through normal credit terms with our vendors, and therefore did not have any significant impact on our cash flows from operations.

Cash flows used in investing activities, which are primarily capital expenditures, aggregated $2.5 million, $4.4 million and $2.5 million for the years ended December 31, 2003, 2002 and 2001, respectively. As previously mentioned, our business is not capital intensive and we do not own any manufacturing facilities. We typically spend between $1.0 and $2.0 million per year on tools and molds, depending on our new product development calendar. The balance of capital expenditures is for office fixtures, computer equipment and industrial equipment needed at our distribution centers. Cash flows used in investing activities in 2002 included $3.2 million for the May 2002 acquisition of certain fragrance brands from Tristar.


$38.3
$28.6
2001
2002
Cas
Cash Equiv

In March 2004, our board of directors increased the cash dividend to $.12 per share, approximately $2.3 million per annum, payable $.03 per share on a quarterly basis. Our first cash dividend of $.03 per share is to be paid on April 15, 2004 to shareholders of record on March 31, 2004. Dividends paid, including dividends paid to minority shareholders by our French subsidiary aggregated $1.8 million, $1.1 million and $0.2 million in 2003, 2002 and 2001, respectively. This increased cash dividend in 2004 represents a small part of our cash position and is not expected to have any significant impact on our financial position.

Our short-term financing requirements are expected to be met by available cash at December 31, 2003, cash generated by operations and short-term credit lines provided by domestic and foreign banks. The principal credit facilities for 2003 consist of a $12.0 million unsecured revolving line of credit provided by a domestic commercial bank and approximately $30.0 million in credit lines provided by a consortium of international financial institutions. Actual borrowings under these facilities have been minimal as we typically use our working capital to finance all of our cash needs.

In December 2003, we signed of a letter of intent to acquire a 64% interest in Nickel S.A. for approximately $6 million in cash. Closing of the transaction, which is subject to certain due diligence procedures and signing of a definitive agreement, is expected to take place in April 2004. The letter of intent contemplates a provision for a follow-on cash infusion of approximately $3.7 million, which would bring our ownership to 74%. We anticipate funding this acquisition with cash on hand and do not expect it to have any further significant effect on our financial position.

As previously reported, our French subsidiary, Inter Parfums, S.A., is a party to litigation with Jean Charles Brosseau, S.A. ("Brosseau"), the licensor of the Ombre Rose trademark. In October 1999, Inter Parfums, S.A. received notice of a judgment in favor of Brosseau, which awarded damages of approximately $600,000 and which directed Inter Parfums, S.A. to turn over its license to Brosseau within six months.

Inter Parfums, S.A. appealed the judgment as it vigorously and categorically denied the claims of Brosseau. In June 2000, as a result of certain developments, Inter Parfums, S.A. and its special litigation counsel considered it likely that the judgment would be sustained and therefore took a charge against earnings for $600,000, the full amount of the judgment. In February 2001, the Court of Appeal confirmed the Brosseau claim with respect to turning over the license. In addition, the Court named an expert to proceed with additional investigations and required Inter Parfums, S.A. to pay $142,000 as an advance for damages claimed by Brosseau.

In February 2004, the Court of Appeal ordered Inter Parfums, S.A. to pay total damages of $390,000 of which $142,000 has already been advanced. Brosseau has two months to appeal this decision and, therefore Inter Parfums, S.A. will maintain its current reserves until such time as all rights to appeal have expired. We do not believe that such litigation will have any further material adverse effect on our financial condition or operations.

We believe that funds generated from operations, supplemented by our present cash position and available credit facilities, will provide us with sufficient resources to meet all present and reasonably foreseeable future operating needs.

In January 1999, certain member countries of the European Union established permanent fixed rates between their existing currencies and the European Union's common currency, the Euro. The transition period for the introduction of the Euro was completed on January 1, 2002. The introduction of the Euro and the phasing out of other currencies have not had any material impact on our consolidated financial statements.

Inflation rates in the U.S. and foreign countries in which we operate did not have a significant impact on operating results for the year ended December 31, 2003.

Quantitative and Qualitative Disclosures About Market Risk

General

We address certain financial exposures through a controlled program of risk management that primarily consists of the use of derivative financial instruments. We primarily enter into foreign currency forward exchange contracts in order to reduce the effects of fluctuating foreign currency exchange rates. We do not engage in the trading of foreign currency forward exchange contracts or interest rate swaps.

Foreign Exchange Risk Management

We periodically enter into foreign currency forward exchange contracts to hedge exposure related to receivables denominated in a foreign currency and to manage risks related to future sales expected to be denominated in a foreign currency. We enter into these exchange contracts for periods consistent with our identified exposures. The purpose of the hedging activities is to minimize the effect of foreign exchange rate movements on the receivables and cash flows of Inter Parfums, S.A., our French subsidiary, whose functional currency is the Euro. All foreign currency contracts are denominated in currencies of major industrial countries and are with large financial institutions, which are rated as strong investment grade.

All derivative instruments are required to be reflected as either assets or liabilities in the balance sheet measured at fair value. Generally, increases or decreases in fair value of derivative instruments will be recognized as gains or losses in earnings in the period of change. If the derivative is designated and qualifies as a cash flow hedge, then the changes in fair value of the derivative instrument will be recorded in other comprehensive income.

Before entering into a derivative transaction for hedging purposes, we determine that the change in the value of the derivative will effectively offset the change in the fair value of the hedged item from a movement in foreign currency rates. Then, we measure the effectiveness of each hedge throughout the hedged period. Any hedge ineffectiveness is recognized in the income statement.

We believe that our risk of loss as the result of nonperformance by any of such financial institutions is remote and in any event would not be material. The contracts have varying maturities with none exceeding one year. Costs associated with entering into such contracts have not been material to our financial results. At December 31, 2003, we had foreign currency contracts at Inter Parfums, S.A. in the form of forward exchange contracts in the amount of approximately U.S. $18.0 million and GB Pounds 13.1 million.

contractual obligations

The following table sets for a schedule of our contractual obligations over the periods indicated in the table, as well as our total contractual obligations ($ in thousands).

	Payments due by period				
Contractual Obligations	Total	Less than 1 year	Years 2-3	Years 4-5	More than 5 years
Long-Term Debt	$ 0	$ 0	$ 0	$ 0	$ 0
Capital Lease Obligations	$ 0	$ 0	$ 0	$ 0	$ 0
Operating Leases	$ 11,633	$ 3,209	$ 3,530	$ 2,271	$ 2,623
Purchase Obligations	$ 0	$ 0	$ 0	$ 0	$ 0
Other Long-Term Liabilities Reflected on the Registrant's Balance Sheet under GAAP	$ 0	$ 0	$ 0	$ 0	$ 0
Minimum Royalty Obligations	$ 29,581	$ 5,447	$ 11,369	$ 5,910	$ 6,855
Total	$ 41,214	$ 8,656	$ 14,899	$ 8,181	$ 9,478

consolidated balance sheets

(In Thousands Except Share and Per Share Data)

	2003	2002
Assets		
Current assets:		
Cash and cash equivalents	$ 58,958	$ 38,290
Accounts receivable, net of allowances of $1,989 and $1,875 in 2003 and 2002, respectively	63,467	41,232
Inventories	54,255	32,198
Receivables, other	1,631	1,211
Other current assets	1,638	2,122
Income tax receivable	1,110	2,014
Deferred tax assets	1,381	1,099
Total current assets	182,440	118,166
Equipment and leasehold improvements, net	4,967	4,213
Trademarks and licenses, net	6,323	6,745
Other assets	271	246
	$ 194,001	$ 129,370
Liabilities		
Current liabilities:		
Loans payable - banks	$ 121	$ 1,794
Accounts payable	45,152	20,007
Accrued expenses	17,403	10,733
Income taxes payable	3,411	1,519
Dividends payable	383	285
Total current liabilities	66,470	34,338
Deferred tax liability	1,417	650
Minority interest	21,198	13,466
Commitments and contingencies		
Shareholders' Equity		
Preferred stock, $.001 par value; authorized 1,000,000 shares; none issued		
Common stock, $.001 par value; authorized 30,000,000 shares; outstanding 19,164,186 and 18,976,207 shares in 2003 and 2002, respectively	19	19
Additional paid-in capital	34,363	33,441
Retained earnings	87,376	75,063
Accumulated other comprehensive income	9,404	(1,394)
Treasury stock, at cost 7,180,579 and 7,305,609 common shares in 2003 and 2002, respectively	(26,246)	(26,213)
Total shareholders' equity	104,916	80,916
	$ 194,001	$ 129,370

See accompanying notes to consolidated financial statements.

consolidated statements of income

(In Thousands Except Share and Per Share Data)

	2003	2002	2001
Net sales	**$ 185,589**	$ 130,352	$ 112,233
Cost of sales	**93,024**	69,760	57,887
Gross margin	**92,565**	60,592	54,346
Selling, general and administrative	**66,572**	43,072	39,624
Income from operations	**25,993**	17,520	14,722
Other expenses (income):			
Interest expense	**271**	394	347
(Gain) loss on foreign currency	**(333)**	106	(53)
Interest income	**(946)**	(628)	(1,115)
Loss on subsidiary's issuance of stock	**369**	67	87
	(639)	(61)	(734)
Income before income taxes	**26,632**	17,581	15,456
Income taxes	**9,403**	6,282	5,659
Income before minority interest	**17,229**	11,299	9,797
Minority interest in net income of consolidated subsidiary	**3,392**	1,894	1,678
Net Income	**$ 13,837**	$ 9,405	$ 8,119
Net income per share:			
Basic	**$ 0.73**	$ 0.50	$ 0.46
Diluted	**$ 0.69**	$ 0.47	$ 0.41
Weighted average number of shares outstanding:			
Basic	**19,032,460**	18,776,988	17,834,945
Diluted	**20,116,433**	19,948,305	19,935,534

See accompanying notes to consolidated financial statements.

consolidated statements of changes in shareholders' equity

(In Thousands Except Share and Per Share Data)

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Compre-hensive Income	Accumulated Other Compre-hensive Income	Treasury Stock	Total
Balance - January 1, 2001	17,514,416	$ 18	$27,722	$58,669		$ (6,574)	$(24,774)	$ 55,061
Comprehensive income:								
Net income				8,119	$ 8,119			8,119
Foreign currency translation adjustments					(1,474)	(1,474)		(1,474)
Cumulative effect of adopting SFAS No. 133 as of January 1, 2001					274	274		274
Gains on derivatives reclassified into earnings					(274)	(274)		(274)
Change in fair value of derivatives					5	5		5
Total comprehensive income					$ 6,650			
Shares issued upon exercise of stock options (including income tax benefit)	1,864,925	2	4,748				5,225	9,975
Shares received as proceeds of option exercises	(616,822)	(1)					(6,167)	(6,168)
Purchased treasury shares	(70,250)						(427)	(427)
Balance - December 31, 2001	18,692,269	19	32,470	66,788		(8,043)	(26,143)	65,091
Comprehensive income:								
Net income				9,405	$ 9,405			9,405
Foreign currency translation adjustments					6,746	6,746		6,746
Change in fair value of derivatives					(97)	(97)		(97)
Total comprehensive income					$16,054			
Dividends				(1,130)				(1,130)
Shares issued upon exercise of stock options (including income tax benefit)	428,613		971				1,119	2,090
Shares received as proceeds of option exercises	(144,675)						(1,189)	(1,189)
Balance - December 31, 2002	18,976,207	19	33,441	$75,063		(1,394)	(26,213)	80,916
Comprehensive income:								
Net income				13,837	$13,837			13,837
Foreign currency translation adjustments					10,616	10,616		10,616
Change in fair value of derivatives					182	182		182
Total comprehensive income					$24,635			
Dividends				(1,524)				(1,524)
Shares issued upon exercise of stock options (including income tax benefit)	266,750		922				732	1,654
Shares received as proceeds of option exercises	(78,771)						(765)	(765)
Balance - December 31, 2003	19,164,186	$ 19	$34,363	$87,376		$ 9,404	$(26,246)	$104,916

See accompanying notes to consolidated financial statements.

consolidated statements of cash flows

(In Thousands Except Share and Per Share Data)

	2003	2002	2001
Cash flows from operating activities:			
Net income	**$ 13,837**	$ 9,405	$ 8,119
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**3,344**	2,220	2,134
Minority interest in net income of consolidated subsidiary	**3,392**	1,894	1,678
Deferred tax provision	**369**	830	2
Loss on subsidiary's issuance of stock	**369**	67	87
Gain on sale of trademark		(87)	
Changes in:			
Accounts receivable, net	**(13,837)**	(5,515)	(1,535)
Inventories	**(15,881)**	(1,185)	(3,282)
Other assets	**570**	(543)	(78)
Accounts payable and accrued expenses	**23,882**	3,363	(663)
Income taxes payable	**3,301**	2,291	494
Net cash provided by operating activities	**19,346**	12,740	6,956
Cash flows from investing activities:			
Purchase of equipment and leasehold improvements	**(2,545)**	(1,317)	(2,453)
Trademark acquisitions		(3,225)	
Proceeds from sale of trademark		158	
Net cash used in investing activities	**(2,545)**	(4,384)	(2,453)
Cash flows from financing activities:			
Increase (decrease) in loans payable - banks	**(1,752)**	353	(1,130)
Repayment of long-term debt		(1,445)	
Proceeds from sale of stock of subsidiary	**1,105**	15	112
Purchase of treasury stock	**(184)**	(193)	(1,925)
Proceeds from exercise of options	**274**	295	224
Dividends paid	**(1,428)**	(844)	
Dividends paid to minority interest	**(409)**	(273)	(197)
Net cash used in financing activities	**(2,394)**	(2,092)	(2,916)
Effect of exchange rate changes on cash	**6,261**	3,464	(624)
Net increase in cash and cash equivalents	**20,668**	9,728	963
Cash and cash equivalents - beginning of year	**38,290**	28,562	27,599
Cash and cash equivalents - end of year	**$ 58,958**	$ 38,290	$ 28,562
Supplemental disclosures of cash flow information:			
Cash paid for:			
Interest	**$ 271**	$ 334	$ 409
Income taxes	**$ 6,518**	$ 2,047	$ 4,235

See accompanying notes to consolidated financial statements.

(In Thousands Except Share and Per Share Data)

Note (A) - The company and its significant accounting policies:

Business of the Company:

Inter Parfums, Inc. and its domestic and foreign subsidiaries (the Company) manufacture and distribute prestige brand name fragrances and cosmetics and mass market fragrances, cosmetics, and personal care products.

Basis of Preparation:

The consolidated financial statements include the accounts of the Company including majority-owned Inter Parfums, S.A. (IPSA), a subsidiary whose stock is publicly traded in France. All material intercompany balances and transactions have been eliminated.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Foreign Currency Translation:

For foreign subsidiaries with operations denominated in a foreign currency, assets and liabilities are translated to U.S. dollars at year-end exchange rates. Income and expense items are translated at average rates of exchange prevailing during the year. Gains and losses from translation adjustments are accumulated in a separate component of shareholders' equity. In instances where the financial statements of foreign entities are remeasured into their functional currency (U.S. dollars), the remeasurement adjustment is recorded in operations.

Cash and Cash Equivalents:

All highly liquid investments purchased with a maturity of three months or less are considered to be cash equivalents.

Financial Instruments:

The carrying amount of accounts receivable, other receivables, accounts payable and accrued expenses approximates fair value due to the short terms to maturity of these instruments. The carrying amount of loans payable approximates fair value as the interest rates on the Company's indebtedness approximate current market rates.

All derivative instruments are reported as either assets or liabilities on the balance sheet measured at fair value. Generally, increases or decreases in the fair value of derivative instruments will be recognized as gains or losses in earnings in the period of change. If the derivative instrument is designated and qualifies as a cash flow hedge, the changes in fair value of the derivative instrument will be recorded as a separate component of shareholders' equity.

The Company occasionally enters into foreign currency forward exchange contracts to hedge exposure related to receivables denominated in a foreign currency and to manage risks related to future sales expected to be denominated in a foreign currency. Before entering into a derivative transaction for hedging purposes, it is determined that a high degree of initial effectiveness exists between the change in value of the hedged item and the change in the value of the derivative instrument from movement in exchange rates. High effectiveness means that the change in the value of the derivative instrument will effectively offset the change in the fair value of the hedged item. The effectiveness of each hedged item is measured throughout the hedged period. Any hedge ineffectiveness as defined by SFAS No. 133 is recognized as a gain or loss on foreign currency in the income statement. At December 31, 2003, the Company's subsidiary had foreign currency contracts in the form of forward exchange contracts in the amount of approximately U.S. $18.0 million and GB pounds 13.1 million, which have maturities of less than a year.

Inventories:

Inventories are stated at the lower of cost (first-in, first-out) or market.

Equipment and Leasehold Improvements

Equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are provided using the straight-line method over the estimated useful asset lives for equipment, which range between three and ten years and the shorter of the lease term or estimated useful asset lives for leasehold improvements.

Trademarks and Licenses:

Trademarks with indefinite useful lives are stated at cost and through December 31, 2001, were amortized by the straight-line method over 20 years. The cost of licenses acquired is being amortized by the straight-line method over the term of the respective licenses.

In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets. SFAS No. 142 establishes new guidelines for accounting for goodwill and other intangible assets. In accordance with SFAS No. 142, goodwill and intangible assets with an "indefinite useful life" associated with acquisitions consummated after June 30, 2001 are not amortized until their useful lives are determined to no longer be indefinite. The Company has adopted the remaining provisions of SFAS No. 142 on January 1, 2002. Since adoption, existing intangible assets with an "indefinite useful life" are no longer amortized but instead are assessed for impairment at least annually. The Company does not believe that the adoption of SFAS No. 142 had any material effect on the Company's financial statements. Amortization of intangible assets with indefinite useful lives ceased on January 1, 2002 upon adoption of SFAS No. 142. Excluding amortization expense related to intangible assets of $350 ($210 net of related tax effects) recognized in 2001, net income and basic and diluted income per share would have been $8,329, $0.47, and $0.42, respectively.

The Company reviews trademarks and licenses for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Revenue Recognition:

Revenue is recognized when merchandise is shipped and the risk of loss passes to the customer. The Company, at its discretion, permits limited returns of merchandise and establishes allowances for estimated returns based upon historic trends and relevant current data.

Issuance of Common Stock by Consolidated Subsidiary:

The difference between the Company's share of the proceeds received by the subsidiary and the carrying amount of the portion of the Company's investment deemed sold is reflected as a gain or loss in the consolidated statements of income.

Stock-Based Compensation:

The Company accounts for stock-based employee compensation under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations (APB 25). The Company has adopted the disclosure-only provisions of SFAS No. 123, Accounting for Stock-Based Compensation, and SFAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure, which was released in December 2002 as an amendment of SFAS No. 123.

The Company applies APB No. 25 and related interpretations in accounting for its stock option incentive plans. The following

(In Thousands Except Share and Per Share Data)

table illustrates the effect on net income and earnings per share if the fair value based method had been applied to all awards.

	Year ended December 31 2003	2002	2001
Reported net income	$ 13,837	$ 9,405	$ 8,119
Stock-based employee compensation expense included in reported net income, net of related tax effects	0	0	0
Stock-based employee compensation determined under the fair value based method, net of related tax effects	(787)	(257)	(244)
Pro forma net income	$ 13,050	$ 9,148	$ 7,875
Income per share, as reported:			
Basic	$ 0.73	$ 0.50	$ 0.46
Diluted	$ 0.69	$ 0.47	$ 0.41
Pro forma net income per share:			
Basic	0.69	0.49	0.44
Diluted	0.65	0.46	0.40

The weighted average fair values of the options granted during 2003, 2002, and 2001 are estimated as $6.58, $2.25, and $1.94 per share, respectively, on the date of grant using the Black-Scholes option pricing model with the following assumptions: dividend yield 0.5% in 2003, 0.8% in 2002, and 0% in 2001; volatility of 50% in 2003, 50% in 2002, and 40% in 2001; risk-free interest rates at the date of grant, 1.88% in 2003, 1.83% in 2002, and 3.05% in 2001; and an expected life of the option of two years.

Earnings Per Share:

Basic earnings per share is computed using the weighted average number of shares outstanding during each year. Diluted earnings per share is computed using the weighted average number of shares outstanding during each year, plus the incremental shares outstanding assuming the exercise of dilutive stock options using the treasury stock method.

The following table sets forth the computation of basic and diluted earnings per share:

	2003	Year ended December 31, 2002	2001
Numerator:			
Net income	$ 13,837	$ 9,405	$ 8,119
Denominator:			
Weighted average shares	19,032,460	18,776,988	17,834,945
Effect of dilutive securities:			
Stock options	1,083,973	1,171,317	2,100,589
Denominator for diluted earnings per share	20,116,433	19,948,305	19,935,534

Not included in the above computations is the effect of anti-dilutive potential common shares which consist of options to purchase 204,000, 114,000, and 9,000 shares of common stock for 2003, 2002, and 2001, respectively.

Advertising and Promotion:

Costs associated with advertising and promotion are expensed when incurred. Advertising and promotion expenses were $30,000, $18,500, and $15,500 for 2003, 2002, and 2001, respectively.

The Company has various arrangements with customers pursuant to its trade terms to reimburse them for a portion of their advertising or promotional costs, which provide advertising and promotional benefits to the Company. The costs that the Company incurs for "cooperative" advertising programs, end cap replacement, shelf replacement costs and slotting fees are expensed as incurred and are netted against revenues on the Company's consolidated statement of income.

Accounts Receivable:

Accounts receivable represent payments due to the Company for previously recognized net sales, reduced by an allowance for doubtful accounts or balances, which are estimated to be uncollectible at December 31, 2003 and 2002. Accounts receivable balances are recorded against the allowance for doubtful accounts when they are deemed uncollectible. Recoveries of accounts receivable previously recorded against the allowance are recorded in the consolidated statement of income when received.

Recent Accounting Pronouncements:

SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, was issued by the FASB in April 2003. This statement amends and clarifies the accounting and reporting for derivative instruments, including embedded derivatives, and for hedging activities under SFAS No. 133. SFAS 149 amends SFAS No. 133 to reflect the decisions made as part of the Derivatives Implementation Group (DIG) and in other FASB projects or deliberations. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. The Company has applied the pertinent DIG interpretations as they were issued and they did not have a material impact on the Company's financial statements or disclosures.

SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, was issued by the FASB in May 2003. SFAS No. 150 provides guidance on how to classify and measure certain financial instruments with characteristics of both liabilities and equity. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. None of the Company's financial instruments were impacted by this statement.

The FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, an interpretation of APB No. 51, in January 2003. This interpretation addresses the consolidation by business enterprises of variable interest entities as defined in the interpretation. The interpretation applied immediately to variable interest entities created after January 31, 2003, and to variable interests in variable interest entities obtained after January 31, 2003. Significant changes to this interpretation were proposed by FASB in October 2003, including delaying the effective date to the beginning of the first reporting period ending after December 15, 2003. The Company does not currently own an interest in any variable interest entities, and the Company adopted this statement which did not have a material effect on its financial statements or disclosures.

(Note B) - Asset Acquisitions:

On May 21, 2002, the Company purchased certain mass market fragrance brands and inventories of Tristar Corporation, a Debtor-in-Possession. The trademarks and related intellectual property were purchased for approximately $3.2 million, and the Company acquired certain existing inventory for approximately $3.7 million.

(In Thousands Except Share and Per Share Data)

(Note C) - Inventories:

	December 31, 2003	2002
Raw materials and component parts	$ 19,776	$ 11,080
Finished goods	34,479	21,118
Total	$ 54,255	$ 32,198

(Note D) - Equipment and Leasehold Improvements:

	December 31, 2003	2002
Equipment	$ 15,202	$ 11,772
Leasehold improvements	500	383
	15,702	12,155
Less accumulated depreciation and amortization	10,735	7,942
Total	$ 4,967	$ 4,213

Depreciation expense for the years ended December 31, 2003, and 2002, and 2001 was $2,529, $1,552, and $1,592, respectively.

(Note E) - Trademarks and Licenses:

	December 31, 2003	2002
Trademarks (indefinite lives)	$ 5,752	$ 6,052
Trademarks (definative lives)	684	570
Licenses	3,493	2,908
	4,177	3,478
Less accumulated amortization	3,606	2,785
	571	693
Total	$ 6,323	$ 6,745

During 2003, 2002, and 2001, the Company recorded charges for the impairment, included in selling, general, and administrative expense, of trademarks with indefinite useful lives aggregating $577, $501, and $0, respectively, based on fair value as determined using discounted cash flows.

(Note F) - Loans Payable - Banks:

Loans payable – banks consist of the following:

Available credit lines of the Company's foreign subsidiaries under several bank overdraft facilities totaling $30,000, bearing interest at 0.6% above EURIBOR (2.12% and 2.86% at December 31, 2003 and 2002, respectively). Outstanding amounts totaled $121 and $794 at December 31, 2003 and 2002, respectively.

Borrowings under a $12,000 unsecured revolving line of credit due on demand and bearing interest at the banks' prime rate or 1.75% above LIBOR. The outstanding amount totaled $0 and $1,000 at December 31, 2003 and 2002, respectively.

During 2002, the Company repaid $1,366 of borrowings by a foreign subsidiary, which was the entire balance of the loan.

(Note G) - Commitments:

Leases:

The Company leases its office and warehouse facilities under operating leases expiring through 2013. Rental expense amounted to $4,505 in 2003, $2,524 in 2002, and $1,263 in 2001. Minimum future rental payments are as follows:

	2004	$ 3,209
	2005	2,347
	2006	1,183
	2007	1,151
	2008	1,120
	Thereafter	2,623
Total		$ 11,633

License Agreements:

The Company is obligated under a number of license agreements for the use of trademarks and rights in connection with the manufacture and sale of its products. One such license, related to the Company's subsidiary, which expires in December 2006, subject to renewal, corresponds to 55.6%, 40.6%, and 40.8% of net sales for the years ended December 31, 2003, 2002, and 2001, respectively. Royalty expense, included in selling, general, and administrative expenses, aggregated $10,385, $5,498, and $4,205 for the years ended December 31, 2003, 2002, and 2001, respectively. In connection with certain license agreements, the Company is subject to certain minimum annual royalties as follows:

	2004	$ 5,447
	2005	5,640
	2006	5,729
	2007	3,166
	2008	2,744
	Thereafter	6,855
Total		$ 29,581

(Note H) - Shareholders' Equity:

Common Stock Split:

On August 6, 2001, the Company's board of directors authorized a three-for-two stock split effected in the form of a 50% stock dividend distributed on September 14, 2001 to shareholders of record as of August 31, 2001. As a result of the stock split, the accompanying consolidated financial statements reflect an increase in the number of outstanding shares of common stock and the transfer of the par value of these additional shares from paid-in capital. All share and per share amounts have been restated for all periods to reflect the retroactive effect of the stock split.

Issuance of Common Stock of Subsidiary:

During 2003, 2002, and 2001, 89,528, 16,382, and 15,037 shares, respectively, of capital stock of IPSA were issued as a result of employees exercising stock options. At December 31, 2003 and 2002, the Company's percentage ownership of IPSA was approximately 76% and 77%, respectively.

The difference between the Company's share of the issuance or conversion proceeds and the carrying amount of the portion of the Company's investment sold is reflected as a gain or loss in the consolidated statements of income. Deferred taxes have not been provided because application of available tax savings strategies would eliminate taxes on this transaction.

Stock Option Plans:

The Company maintains a stock option program for key employees, executives, and directors. The plans, all of which have been approved by shareholder vote, provide for the granting of both nonqualified and incentive options. Options granted under the plans typically vest immediately and are exercisable for a period of five to six years.

(In Thousands Except Share and Per Share Data)

A summary of the Company's stock option activity, and related information follows:

Year ended December 31, 2003

	Options	Weighted Average Exercise Price
Shares under option - beginning of year	1,969,162	$ 3.90
Options granted	206,700	21.58
Options exercised	(266,750)	3.20
Options cancelled	(11,250)	3.11
Share's under option - end of year	1,897,862	5.92

Year ended December 31, 2002

	Options	Weighted Average Exercise Price
Shares under option - beginning of year	2,198,075	$ 3.35
Options granted	200,950	8.02
Options exercised	(428,613)	3.01
Options cancelled	(1,250)	6.16
Share's under option - end of year	1,969,162	3.90

Year ended December 31, 2001

	Options	Weighted Average Exercise Price
Shares under option - beginning of year	3,850,425	$ 2.75
Options granted	223,075	7.81
Options exercised	(1,864,925)	2.62
Options cancelled	(10,500)	4.75
Share's under option - end of year	2,198,075	3.35

The following table summarizes stock option information as of December 31, 2003:

Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Options Exercisable
$2.56-$2.86	1,166,950	1.17 yrs.	1,166,950
$3.94	4,500	0.92 yrs.	4,500
$4.06-$4.53	32,288	1.02 yrs.	32,288
$5.08-$5.81	71,400	1.83 yrs.	71,400
$6.50-$6.92	28,500	2.17 yrs.	28,500
$7.08-$7.95	205,075	3.02 yrs.	205,075
$8.03	191.950	3.97 yrs.	191,950
$9.60	9,000	2.66 yrs.	9,000
$14.84	2,000	4.87 yrs.	2,000
$23.05	186,200	5.00 yrs.	186,200
Totals	1,897,863	2.08 yrs.	1,897,863

At December 31, 2003, options for 333,279 shares were available for future grant under the plans.

In September 2001, the Chief Executive Officer and the President each exercised 899,625 of their outstanding stock options. The aggregate purchase price of $2,335 each, was paid by each of them tendering to the Company 233,469 shares of the Company's common stock, previously owned by them, valued at $10 per share, the fair market value on the date of exercise. The shares issued pursuant to the options exercised were issued from treasury stock of the Company. In addition, the Chief Executive Officer tendered an additional 149,884 shares for payment of withholding taxes resulting from the exercise of the options. As a result of this transaction, the Company received tax benefits aggregating $4,800, which has been reflected as an increase to additional paid-in capital in the accompanying financial statements.

In December 2002, the Chief Executive Officer exercised 132,000 of his outstanding stock options and the President exercised 199,500 of his outstanding stock options. The purchase price of $381 for the Chief Executive Officer and $614 for the President was paid by them tendering to the Company an aggregate of 121,140 shares of the Company's common stock, previously owned by them, valued at $8.215 per share, the fair market value on the date of exercise. The shares issued pursuant to the options exercised were issued from treasury stock of the Company. In addition, the Chief Executive Officer tendered an additional 23,535 shares for payment of withholding taxes resulting from the exercise of the options. As a result of this transaction, the Company received tax benefits aggregating $600, which has been reflected as an increase to additional paid-in capital in the accompanying consolidated financial statements.

In April and October 2003, both the Chief Executive Officer and the President exercised an aggregate of 109,500 and 94,300 outstanding stock options, respectively, of the Company's common stock. The exercise prices of $340 for the Chief Executive Officer and $241 for the President were paid by each of them tendering to the Company 41,850 and 18,316 shares, respectively, of the Company's common stock, previously owned by them, valued at $6.90 and $13.16 per share in April and October, respectively, the fair market value on the date of exercise. All shares issued pursuant to these option exercises were issued from our treasury stock. In addition, the Chief Executive Officer tendered an additional 18,605 shares for payment of withholding taxes resulting from his option exercise. As a result of this transaction, the Company expects to receive a tax benefit of approximately $540, which has been reflected as an increase to additional paid-in capital in the accompanying consolidated financial statements.

Treasury Stock:

The board of directors of the Company has authorized a stock repurchase program whereby the Company purchases shares of its stock to be held in treasury. As of December 31, 2003, the Company is authorized to purchase an additional 404,350 treasury shares in the open market. The Company has repurchased 0, 0, and 70,250 treasury shares during the years ended December 31, 2003, 2002, and 2001, respectively.

Dividends:

The Company declared dividends of $0.12, $0.08, and $0.06 per share per annum for 2003, 2002, and 2001, respectively. The quarterly dividend of $383 declared in December 2003 was paid January 15, 2004.

(Note I) - Geographic Areas:

The Company manages its business on the basis of one reportable operating segment. Information on the Company's

(In Thousands Except Share and Per Share Data)

operations by geographical areas is as follows. The European assets are primarily located, and operations are conducted, in France. European operations primarily represent the sales of the prestige brand name fragrances.

	Year ended December 31,		
	2003	2002	2001
Net sales:			
United States	$ 44,747	$ 41,972	$ 33,103
Europe	141,192	88,565	79,270
Eliminations	(350)	(185)	(140)
Total	$ 185,589	$ 130,352	$ 112,233
Net income:			
United States	$ 2,807	$ 3,013	$ 2,411
Europe	11,036	6,396	5,708
Eliminations	(6)	(4)	
Total	$ 13,837	$ 9,405	$ 8,119
Depreciation and amortization expense:			
United States	$ 385	$ 380	$ 394
Europe	2,959	1,840	1,740
Total	$ 3,344	$ 2,220	$ 2,134
Interest income:			
United States	$ 183	$ 245	$ 523
Europe	763	383	592
Total	$ 946	$ 628	$ 1,115
Interest expense:			
United States	$ 4	$ 88	$ 24
Europe	267	306	323
Total	$ 271	$ 394	$ 347
Total assets:			
United States	$ 52,407	$ 49,077	
Europe	150,639	89,370	
Eliminations	(9,045)	(9,077)	
Total	$ 194,001	$ 129,370	
Additions to long-lived assets:			
United States	$ 192	$ 3,417	
Europe	2,353	1,125	
Total	$ 2,545	$ 4,542	
Total long-lived assets:			
United States	$ 4,861	$ 5,054	
Europe	6,429	5,904	
Total	$ 11,290	$ 10,958	

United States export sales were approximately $11,000, $11,000, and $9,800 for the years ended December 31, 2003, 2002, and 2001, respectively. Consolidated net sales for the year ended December 31, 2003 by region is as follows:

North America	32%
Europe	44%
Central and South America	8%
Middle East	7%
Asia	8%
Other	1%

(Note J) - Income Taxes:

The components of income before income taxes and minority interest consist of the following:

	Years ended December 31,		
	2003	2002	2001
U.S. operations	$ 4,326	$ 4,670	$ 3,601
Foreign operations	22,306	12,911	11,855
Total	$ 26,632	$ 17,581	$ 15,456

The provision for current and deferred income tax expense (benefit) consists of the following:

	Year ended December 31,		
	2003	2002	2001
Current:			
Federal	$ 834	$ 700	$ 1,103
State and local	174	(75)	257
Foreign	7,910	4,827	4,297
Total current	8,918	5,452	5,657
Deferred:			
Federal	408	731	(138)
State and local	102	297	(31)
Foreign	(25)	(198)	171
Total deferred	485	830	2
Total	$ 9,403	$ 6,282	$ 5,659

Deferred taxes are provided principally for reserves, and certain other expenses that are recognized in different years for financial reporting and income tax purposes.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows:

	Year ended December 31,	
	2003	2002
Deferred tax assets:		
State net operating loss carryforwards	$ 448	$ 498
Foreign net operating loss carryforwards	290	170
Inventory and accounts receivable	270	365
Profit sharing	228	146
Other	145	45
Total gross deferred tax assets	1,381	1,224
Less valuation allowance		(125)
Net deferred tax assets	$ 1,381	$ 1,099
Deferred tax liabilities:		
Property, plant, and equipment	$ (1,372)	$ (601)
Other	(45)	(49)
Total deferred tax liabilities	$ (1,417)	$ (650)

At December 31, 2003, the Company had state tax loss carry forwards, subject to applicable state apportionment, for New York State and New York City tax purposes of approximately $6,700 and for New Jersey tax purposes of approximately $9,800 which expire in 2008 and beyond.

No valuation allowances have been provided on the Company's deferred tax assets, as management believes that it is more likely than not that the asset will be realized in the reduction of future taxable income.

(In Thousands Except Share and Per Share Data)

The Company has not provided for U.S. deferred income taxes or foreign withholding taxes on $50,000 of undistributed earnings of its non-U.S. subsidiaries as of December 31, 2003 since the Company intends to reinvest these earnings indefinitely.

Differences between the United States Federal statutory income tax rate and the effective income tax rate were as follows:

	Year ended December 31,		
	2003	2002	2001
Statutory rates	34.0%	34.0%	34.0%
State and local taxes, net of federal benefit	0.7	1.0	0.8
Effect of foreign taxes in excess of U.S. statutory rates	1.1	1.3	2.8
Other	(0.5)	(0.6)	(1.0)
Effective rates	35.3%	35.7%	36.6%

(Note K) - Other Matters:

[a] As previously reported, IPSA is a party to litigation with Jean Charles Brosseau, S.A. (Brosseau), the licensor of the Ombre Rose trademark. In October 1999, IPSA received notice of a judgment in favor of Brosseau, which awarded damages of approximately $600 to Brosseau, and which directed IPSA to turn over its license to Brosseau within six months.

IPSA appealed the judgment as it vigorously and categorically denied the claims of Brosseau. In June 2000, as a result of certain developments, IPSA and its special litigation counsel considered it likely that the judgment would be sustained and therefore, in June 2000, the Company recorded a charge against earnings for $600, the full amount of the judgment.

In February 2001, the Court of Appeal confirmed the Brosseau claim with respect to turning over the license. In addition, the Court named an expert to proceed with additional investigations and required IPSA to pay $142 as an advance for damages claimed by Brosseau.

In February 2004, the Court of Appeal ordered IPSA to pay total damages of $390, of which $142 has already been advanced. Brosseau has two months to appeal this decision and, therefore, IPSA will maintain its current reserves until such time as all rights to appeal have expired. The Company does not believe that such litigation will have any further material adverse effect on its financial condition or operations.

[b] IPSA is the subject of tax audits commenced by the French Tax Authorities. Assessments had been issued aggregating $2,300. IPSA contested these assessments as management and its tax consultants believe they had sound arguments to support their position and that the majority of these assessments would be reversed, and therefore, would not have a material adverse effect on the financial condition or results of operations of the Company. The Company had previously reserved $760 for this potential liability. During 2003, the Company settled certain of these assessments and, as a result, the balance as of December 31, 2003 was approximately $400.

[c] On November 22, 1999, the Chief Executive Officer and the President of the Company entered into and closed a Stock Purchase Agreement with LV Capital, USA Inc. (LV Capital), a wholly owned subsidiary of LVMH Moet Hennessy Louis Vuitton, S.A. (LVMH). As of the date of this report, LV Capital owns approximately 18% of the outstanding common stock of the Company. In accordance with the terms of the Stock Purchase Agreement and in return for LV Capital becoming a strategic partner of the Company, LV Capital was granted the right to maintain its percentage ownership of the outstanding shares of Common Stock, by receiving an option to purchase shares of the Company's common stock for cash upon issuance of shares to any party other than LV Capital at the price paid by the purchaser, subject to certain exceptions such as the exercise of stock options previously granted and the grant of new stock options up to a certain limit. There have been no common stock or option transactions through December 31, 2003, which effected the LVMH option. LVMH was also granted demand registration rights for all shares of common stock it holds. Finally, LV Capital has agreed to a standstill agreement, which includes a limitation on the amount of shares that LV Capital can hold equal to 25% of the outstanding shares of common stock of the Company.

In March 1999 and May 2000, the Company entered into two 11-year license agreements with Christian Lacroix Company and Celine S.A., divisions of LVMH, respectively. Both agreements have minimum sales and advertising requirements and require the Company to pay royalties, as customary in the industry.

[d] In December 2003, IPSA signed a letter of intent to acquire a 64% interest in Nickel S.A. (Nickel) for approximately $6 million in cash. The letter of intent contemplates a provision for a follow-on cash infusion by IPSA of approximately $3.7 million, which would bring IPSA's ownership to 74%. In addition, minority shareholders will have the right to sell their remaining interest in Nickel to IPSA from January 2007 through June 2007. The purchase price will be based upon a formula applied to Nickel's sales for the year ending December 31, 2006, pro rated for the minority holders' equity in Nickel. Closing of the transaction, which is subject to certain due diligence procedures and signing of a definitive agreement, is expected to take place in April 2004.

quarterly financial data (unaudited)

(In Thousands Except Per Share Data)

2003	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
Net sales	$37,564	$41,392	$57,401	$49,232	$185,589
Cost of sales	19,615	20,826	29,105	23,478	93,024
Net income	2,503	2,937	4,684	3,713	13,837
Net income per share:					
Basic	$ .13	$ .15	$ .25	$ .19	$ .73
Diluted	$ .13	$ .15	$ .23	$ .18	$ .69
Average common shares outstanding:					
Basic	18,817	18,999	19,024	19,129	19,032
Diluted	19,908	19,906	20,182	20,470	20,116

2002	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
Net sales	$ 28,418	$ 27,443	$ 37,374	$ 37,117	$130,352
Cost of sales	14,712	14,635	20,914	19,499	69,760
Net income	2,010	1,926	2,691	2,778	9,405
Net income per share:					
Basic	$ .11	$ .10	$ .14	$ .15	$.50
Diluted	$ .10	$ .10	$ .14	$ .14	$.47
Average common shares outstanding:					
Basic	18,750	18,761	18,781	18,817	18,777
Diluted	19,961	20,022	19,877	19,935	19,948

independent auditors' reports

To the Board of Directors and Shareholders of
Inter Parfums, Inc.:

We have audited the accompanying consolidated balance sheet of Inter Parfums, Inc. and subsidiaries (the Company) as of December 31, 2003, and the related consolidated statements of income, changes in shareholders' equity and comprehensive income, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Inter Parfums, Inc. and subsidiaries as of December 31, 2003, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

New York, New York
March 26, 2004

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700
Fax 212.891.4100
www.eisnerllp.com

Board of Directors and Shareholders
Inter Parfums, Inc.
New York, New York

We have audited the accompanying consolidated balance sheet of Inter Parfums, Inc. and subsidiaries (the Company) as of December 31, 2002, and the related consolidated statements of income, changes in shareholders' equity and comprehensive income, and cash flows for each of the years in the two year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of Inter Parfums Holdings, S.A. and subsidiaries, consolidated foreign subsidiaries of the Company, which statements reflect total assets and net sales constituting 69% and 68% for 2002 and net sales constituting 71% for 2001. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts for Inter Parfums Holdings, S.A. and subsidiaries, is based solely on the reports of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other auditors, the financial statements enumerated above present fairly, in all material respects, the consolidated financial position of Inter Parfums, Inc. and subsidiaries as of December 31, 2002, and the consolidated results of their operations and their consolidated cash flows for each of the years in the two-year period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Eisner LLP

Eisner LLP
New York, New York
March 5, 2003

With respect to accounts for foreign subsidiaries
March 21, 2003

KPMG

KPMG Audit

Immeuble KPMG
1, cours Valmy
92923 Paris La Défense Cedex
France

The Board of Directors and Shareholders
Inter Parfums Holdings, S.A.

We have audited the accompanying consolidated balance sheet of Inter Parfums Holdings, S.A. and subsidiaries as of December 31, 2002, and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for the each of the years in the two-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Inter Parfums Holdings, S.A. and subsidiaries as of December 31, 2002, and of the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Paris La Défense, March 21, 2003

KPMG Audit
A division of KPMG S.A.

Alain Bouchet
Partner

Directors

Jean Madar
Chief Executive Officer,
and Chairman of the Board of Directors
Inter Parfums, Inc.

Philippe Benacin
President, and Vice Chairman of the Board of Directors
Inter Parfums, Inc.

Russell Greenberg
Executive Vice President and Chief Financial Officer
Inter Parfums, Inc.

Philippe Santi
Director of Finance
Inter Parfums, S.A.

Joseph A. Caccamo
Attorney at Law
Becker and Poliakoff, P.A.

Francois Heilbronn
Managing Partner
M.M. Friedrich, Heilbronn & Fiszer

Jean Levy
Business Consultant - Former President and
Chief Executive Officer, Cosmair
Former President and Chief Executive Officer,
Sanofi Beauté (France)

Robert Bensoussan-Torres
Chief Executive Officer, Jimmy Choo Ltd.
Former Chief Executive Officer, Christian Lacroix (LVMH)

Daniel Piette
President
L Capital Management

Jean Cailliau
Chief Executive Officer
LV Capital USA, Inc.

Serge Rosinoer
Former Chief Executive Officer
Clarins Group

Executive Officers

Jean Madar
Chief Executive Officer,
and Chairman of the Board of Directors

Philippe Benacin
President and Vice Chairman of the Board of Directors

Russell Greenberg
Executive Vice President and
Chief Financial Officer

Wayne C. Hamerling
Executive Vice President

Philippe Santi
Director of Finance
Inter Parfums, S.A.

Eric de Labouchere
Director of Operations
Inter Parfums, S.A.

Frédéric Garcia-Pelayo
Director of Export Sales
Inter Parfums, S.A.

Corporate

Inter Parfums, Inc.
551 Fifth Avenue,
New York, NY 10176
Tel. (212) 983-2640 • Fax: (212) 983-4197
www.interparfumsinc.com

Inter Parfums, S.A.
4 Rond Point des Champs Elysées
75008 Paris, France
Tel. (1) 53-77-00-00 • Fax: (1) 40-76-08-65

Inter Parfums, Inc. Distribution Center
60 Stults Road
Dayton, NJ 08810
Tel. (609) 860-1967 • Fax: (609) 860-9342

General Counsel
Becker and Poliakoff, P.A.
3111 Stirling Road
Ft. Lauderdale, FL 33312-6525

Auditors
KPMG LLP
345 Park Avenue
New York, NY 10154

Transfer Agent
American Stock Transfer and Trust Company
59 Maiden Lane
New York, NY 10038

Securities Listing
Our company's common stock, $.001 par value per share, is traded on The Nasdaq Stock Market (National Market System) under the symbol "IPAR". The following table sets forth in dollars, the range of high and low closing prices for the past two fiscal years for our common stock.

Market price and dividend information

	2003		2002	
	High	Low	High	Low
Fourth Quarter	$ 26.92	$ 10.00	$ 8.25	$ 5.18
Third Quarter	$ 11.55	$ 7.62	$ 7.98	$ 5.75
Second Quarter	$ 8.59	$ 6.78	$ 8.99	$ 6.94
First Quarter	$ 10.25	$ 5.80	$ 10.25	$ 6.60

As of 1 March 2004 the number of record holders, which include brokers and broker's nominees, etc., of the company's common stock was 62. We believe there are in excess of 580 beneficial owners of the company's common stock.

Dividends
Commencing in March 2002, our Board of Directors authorized our first cash dividend of $.06 per share per annum, payable $.015 per share quarterly. The first cash dividend of $.015 per share was paid on 15 April 2002 to shareholders of record on 31 March 2002. In March 2003, our board of directors increased the cash dividend to $.08 per share per annum, payable $.02 per share on a quarterly basis.

In March 2004, our board of directors increased the cash dividend to $.12 per share per annum, payable $.03 per share on a quarterly basis. The first cash dividend of $.03 per share is to be paid on 15 April 2004 to shareholders of record on 31 March 2004.

Our Certificate of Incorporation provides for the requirement of unanimous approval of the members of our board of directors for the declaration or payment of dividends, if the aggregate amount of dividends to be paid by us and our subsidiaries in any fiscal year is more than thirty percent (30%) of our annual net income for the last completed fiscal year, as indicated by our consolidated financial statements.

Form 10-K
A copy of the company's 2003 Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, is available without charge to shareholders upon request (except for exhibits). To: Inter Parfums, Inc. 551 Fifth Avenue New York, NY 10176.

INTER PARFUMS, INC.